Start date of measures for electronic provision: May 31, 2023

Other Items Provided Electronically for the 18th Annual General Meeting of Shareholders (Items Omitted from the Paper Copy)

1. Employees of the Group
2. Principal Offices, etc. of the Group
3. Major Borrowings
4. Matters Concerning Company Executives (Limited Liability Agreement, Directors and Officers Liability Insurance)
5. Matters Concerning Outside Directors
6. Matters Concerning Shares of the Company
7. Matters Concerning Independent Auditor
8. System to Ensure Appropriate Conduct of Operations
9. Matters Concerning Wholly-owned Specified Subsidiaries
10. Other
    (Policy Concerning Exercise of Powers Granted to the Board of Directors by the Provisions of the Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act, If There Are Any Such Provisions Under the Articles of Incorporation)
    (Significant Accounting Estimates and Assumptions Used for Such Estimation)
11. Consolidated Financial Statements
12. Notes to the Consolidated Financial Statements
13. Non-consolidated Financial Statements
14. Notes to the Non-consolidated Financial Statements
15. Independent Auditor's Report on the Consolidated Financial Statements
16. Independent Auditor's Report on the Non-consolidated Financial Statements
17. Audit Committee's Report

For the Eighteenth Fiscal Year (from April 1, 2022 to March 31, 2023)

Mitsubishi UFJ Financial Group, Inc.

Employees of the Group

(As of March 31, 2023)

Name of segment	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Global Markets Business Group	Other	Total
Number of Employees	12,118	22,335	6,848	48,690	6,187	2,742	2,884	25,318	127,122

(Note)   The number of employees includes staff in overseas offices but not including part-time employees and temporary employees.

Principal Offices, etc. of the Group

a.   MUFG Bank, Ltd.

	Name of Principal Offices	Number of Offices As of March 31, 2023
Kanto and Koshinetsu	Head Office, etc.	416
Tohoku and Hokkaido	Sendai Branch, etc.	4
Tokai and Hokuriku	Nagoya Main Office, etc.	127
Kinki	Osaka Main Office, etc.	170
Chugoku and Shikoku	Hiroshima Branch, etc.	11
Kyushu	Fukuoka Branch, etc.	8
	(Domestic Total)	(736)
The Americas	New York Branch, etc.	22
Europe	London Branch, etc.	3
The Middle East and Africa	DIFC Branch - Dubai, etc.	4
Asia and Oceania	Hong Kong Branch, etc.	31
	(Overseas Total)	(60)
	Grand Total	796

(Note)   The number of offices includes sub-branches.

b. Mitsubishi UFJ Trust and Banking Corporation

	Name of Principal Offices	Number of Offices
		As of March 31, 2023
Kanto and Koshinetsu	Main Branch, etc.	35
Tohoku and Hokkaido	Sendai Branch, etc.	2
Tokai and Hokuriku	Nagoya Branch, etc.	3
Kinki	Kyoto Branch, etc.	9
Chugoku and Shikoku	Hiroshima Branch, etc.	2
Kyushu	Fukuoka Branch, etc.	2
(Domestic Total)		(53)
The Americas and Europe	New York Branch, etc.	2
Asia and Oceania	Hong Kong Branch, etc.	2
(Overseas Total)		(4)
Grand Total		57

(Note)   The number of offices includes sub-branches.

c. Mitsubishi UFJ Securities Holdings Co., Ltd

	Name of Principal Offices	Number of Offices
		As of March 31, 2023
Kanto and Koshinetsu	Head Office, etc.	13
Tohoku and Hokkaido	Sendai Branch, etc.	2
Tokai and Hokuriku	Nagoya Branch, etc.	6
Kinki	Kyoto Branch, etc.	5
Chugoku and Shikoku	Hiroshima Branch, etc.	4
Kyushu	Fukuoka Branch, etc.	4
Total		34

(Note)   Number of offices of a subsidiary, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., is included.

d. Consumer Finance Subsidiaries

Mitsubishi UFJ NICOS Co., Ltd.
      Name of Principal Offices: Head Office (Tokyo)
      Number of Offices: 6
ACOM CO., LTD.
      Name of Principal Offices: The Head Office (Tokyo)
      Number of Loan Business Outlets: 754 (including unstaffed outlets)

Major Borrowings

Creditors	Balance of Borrowings (millions of yen)	Creditor Investment in the Company	
		Number of Shares Held (shares)	Voting Interest (%)
MUFG Bank, Ltd.	1,291,659	-	-

(Note)   All figures have been rounded down to the nearest unit.

Matters Concerning Company Executives

(1) Limited Liability Agreement

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company has entered into limited liability agreements, summarized as follows, with eleven non-executive directors – Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Satoko Kuwabara, Mr. Toby S. Myerson, Mr. Hirofumi Nomoto, Mr. Yasushi Shingai, Mr. Koichi Tsuji, Ms. Tarisa Watanagase, Mr. Ritsuo Ogura, and Mr. Kenichi Miyanaga.
(Summary of the Limited Liability Agreement)
With respect to the liability set forth in Article 423, Paragraph 1 of the Companies Act, when a non-executive directors acts in good faith and is not grossly negligent in conducting directors' duties, the non-executive directors shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Article 425, Paragraph 1 of the Companies Act.

(2) Directors and Officers Liability Insurance

The Company has entered into a directors and officers liability insurance contract, as provided in Article 430-3, Paragraph 1 of the Companies Act, with the directors, etc., of the Company and MUFG Bank, Ltd. as the insured. Under the contract, the insured shall receive compensation for legal damages and litigation costs, which are to be borne by them. All insurance premiums of the policy are borne by the Company and MUFG Bank, Ltd.

Matters Concerning Outside Directors

(1) Concurrent Posts and Other Conditions of Outside Directors

Important concurrent posts of outside directors are as described in "2. Matters Concerning Company Executives (directors and corporate executives), (1) Status of Company Executives" in the Business Report. In addition, there is no special business relationship between organizations where outside directors hold important concurrent posts and the Company.

(2) Main Activities of the Outside Directors

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Mariko Fujii	3 years and 9 months	Board of Directors: 10/10 Nominating and Governance Committee: 11/11 Compensation Committee: 7/7	She is expected to play a role in making statements from a professional perspective based on her considerable experience as a university professor and Ambassador Extraordinary and Plenipotentiary and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc.
Keiko Honda	2 years and 9 months	Board of Directors: 10/10 Audit Committee: 15/16	She is expected to play a role in making statements from a professional perspective based on her considerable experience as a consultant and representative of multinational organizations and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc.

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Kaoru Kato	3 years and 9 months	Board of Directors: 9/10 Nominating and Governance Committee: 11/11 Compensation Committee: 7/7 Audit Committee: 14/16	He is expected to play a role in making statements from a professional perspective based on his considerable experience, knowledge and wisdom as a manager of a leading telecommunications company in Japan and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.
Satoko Kuwabara	1 year and 9 months	Board of Directors: 10/10 Nominating and Governance Committee: 11/11 Compensation Committee: 7/7	She is expected to play a role in making statements from a professional perspective based on her considerable experience as an attorney at law and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc.
Toby S. Myerson	5 years and 9 months	Board of Directors: 10/10	He is expected to play a role in making statements from a professional perspective based on his considerable experience as an attorney at law and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.
Hirofumi Nomoto	3 years and 9 months	Board of Directors: 10/10 Nominating and Governance Committee: 11/11 Compensation Committee: 7/7	He is expected to play a role in making statements from a professional perspective based on his considerable experience, knowledge and wisdom as a manager of one of Japan's largest companies and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Yasushi Shingai	4 years and 9 months	Board of Directors: 10/10 Audit Committee: 16/16	He has considerable experience as a global corporate manager and is expected to play a role in making statements from a professional perspective on not only corporate finance, but also M&A and post- M&A corporate management. He has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.
Koichi Tsuji	1 year and 9 months	Board of Directors: 10/10 Audit Committee: 16/16	He is expected to play a role in making statements from a professional perspective based on his considerable experience as a certified public accountant and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.
Tarisa Watanagase	5 years and 9 months	Board of Directors: 10/10	She is expected to play a role in making statements from a professional perspective based on her considerable experience as governor of the Bank of Thailand and an economist and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc.

Matters Concerning Shares of the Company

(1) Total Number of Shares, etc.

Class	Total number of shares authorized to be issued (shares)
Common Stock	33,000,000,000
The Second Series of Class 5 Preferred Stock	400,000,000 (Note 1)
The Third Series of Class 5 Preferred Stock	400,000,000 (Note 1)
The Fourth Series of Class 5 Preferred Stock	400,000,000 (Note 1)
The First Series of Class 6 Preferred Stock	200,000,000 (Note 2)
The Second Series of Class 6 Preferred Stock	200,000,000 (Note 2)
The Third Series of Class 6 Preferred Stock	200,000,000 (Note 2)
The Fourth Series of Class 6 Preferred Stock	200,000,000 (Note 2)
The First Series of Class 7 Preferred Stock	200,000,000 (Note 3)
The Second Series of Class 7 Preferred Stock	200,000,000 (Note 3)
The Third Series of Class 7 Preferred Stock	200,000,000 (Note 3)
The Fourth Series of Class 7 Preferred Stock	200,000,000 (Note 3)
Total	33,800,000,000

(Notes) 1. The total number of shares authorized to be issued from the Second Series to the Fourth Series of Class 5 Preferred Stock shall not exceed 400,000,000 shares.

2. The total number of shares authorized to be issued from the First Series to the Fourth Series of Class 6 Preferred Stock shall not exceed 200,000,000 shares.

3. The total number of shares authorized to be issued from the First Series to the Fourth Series of Class 7 Preferred Stock shall not exceed 200,000,000 shares.

(2) Shares Outstanding

Class	Number of shares issued as of March 31, 2023	Stock exchange listings and registered financial instruments firms associations	Details
Common Stock	12,687,710,920	Tokyo Stock Exchange (Prime Market) Nagoya Stock Exchange (Premier Market) New York Stock Exchange (Note 2)	Standard shares with full voting rights and no restrictions on the rights of the shareholder (Share trading unit: 100 shares)
Total	12,687,710,920	–	–

(Notes) 1. The number of common stock includes 633,982,623 shares of treasury stock.

2. The Company has listed its American Depositary Receipts (ADRs) on the New York Stock Exchange.

(3) Number of Shareholders as of March 31, 2022

Class of stock	No. of shareholders
Common stock	1,064,553

(4) Major Shareholders

Name	Number of Shares Held	Percent of Shares Held to Shares Issued (Excluding Treasury Stock)
The Master Trust Bank of Japan, Ltd. (Trust account)	1,945,291,400	16.13
Custody Bank of Japan, Ltd. (Trust account)	741,362,200	6.15
SSBTC CLIENT OMNIBUS ACCOUNT (Standing proxy: Tokyo Branch, The Hongkong and Shanghai Banking Corporation Limited)	257,748,540	2.13
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS (Standing proxy: MUFG Bank, Ltd.)	241,322,875	2.00
State Street Bank West Client – Treaty 505234 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	218,331,191	1.81
The Master Trust Bank of Japan, Ltd. (Retirement benefit trust account, Meiji Yasuda Life Insurance Company)	175,000,000	1.45
JP MORGAN CHASE BANK 385781 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	166,053,638	1.37
JPMorgan Securities Japan Co., Ltd.	152,600,825	1.26
Toyota Motor Corporation	149,263,153	1.23
Government of Norway (Standing proxy: Citibank, N.A., Tokyo Branch)	147,989,424	1.22
Total	4,194,963,246	34.80

(Notes)   1.   Figures for the percentage of shares held have been rounded down to the nearest second decimal place.

2.   In addition to the above, there are 633,982,623 shares of treasury stock owned by the Company.

(5) Shares delivered as Consideration for the Execution of Duties to Company Executives

Classification	Recipients	Number of shares delivered	Of which, shares converted into cash
Directors (excluding outside directors)	1	71,336	35,736
Corporate Executives	2	127,313	63,713
Outside directors	–	–	–

(Notes) 1. A portion of the delivered shares has been converted into cash and payment is made in the amount equivalent to the conversion.

2. The number of shares, etc., delivered to Corporate Executives who serve concurrently as Directors are stated in the column for Corporate Executives.

Matters Concerning Independent Auditor
(1) Status of Independent Auditor

(Millions of yen)

Name	Compensation, etc. for the Fiscal Year 2022	Other
Deloitte Touche Tohmatsu LLC (Name of designated limited liability partners: Hiroharu Nakamura Yukihiro Otani Akihiko Uchida Kentaro Mizushima)	135	(Reason that the Audit Committee consented to the compensation, etc.) The Audit Committee received necessary documents and reports from the relevant departments/divisions of the Company and Independent Auditor and examined the appropriateness of its audit plan, the state of performance of its duties, appropriateness of the basis for the calculation of the compensation such as the estimates of the time required for its audit and unit fee and reasonableness of the past trends of those factors. Upon such examination, the Committee judged that the compensation, etc. for Independent Auditor is at a reasonable level to maintain and improve the quality of its audit and consented to the proposed compensation, etc. (Details of Non-auditing Services) The Company entrusts to the Independent Auditors the preparation of comfort letters, etc., which are services other than the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Law (non-auditing services).

(Notes) 1. The above figure has been rounded down to the nearest unit.

2. The "Compensation, etc. for the Fiscal Year 2022" includes the amount of the compensation for the audit of the financial statements pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act, but does not include the amount of the compensation for the audit of Internal Control pursuant to Paragraph 2 of the same Article of the same Act.

3. The total amount of monetary and other property benefits which are to be paid by the

Company, its subsidiaries and subsidiary entities, etc. to the Independent Auditor is ¥5,905 million.

(2) Other Matters Concerning Independent Auditor

a. Policy for the appointment, termination and non-appointment of the Independent Auditor

If it is deemed to be difficult for the Independent Auditor to properly carry out its duties, the independence and qualification of the Independent Auditor required by laws and regulations cannot be secured, or otherwise it is deemed to be necessary, the Audit Committee will consider submitting an agenda concerning termination and non-appointment of the Independent Auditor to a general meeting of shareholders. If an Independent Auditor is deemed to fall under each item of Article 340, Paragraph 1 of the Companies Act, the Audit Committee will consider the termination of the Independent Auditor.

b. Fact that audit corporations other than the Independent Auditor of the Company conduct audits of the financial documents of the principal subsidiaries and subsidiary entities, etc.

Among the principal subsidiaries and subsidiary entities, etc. of the Company, the following companies were subject to audits by audit corporations other than the Independent Auditor of the Company (including companies holding the equivalent qualifications in foreign countries): The Master Trust Bank of Japan, Ltd., MUFG Americas Holdings Corporation, Bank of Ayudhya Public Company Limited, PT Bank Danamon Indonesia, Tbk., MUFG Investor Services Holdings Limited, Mitsubishi UFJ Trust International Limited, Mitsubishi UFJ Asset Management (UK) Ltd., Mitsubishi UFJ Baillie Gifford Asset Management Limited, Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A., MUFG Lux Management Company S.A., First Sentier Investors Holdings Pty Ltd, MUFG Securities (Canada), Ltd., MUFG Securities EMEA plc, MUFG Securities Asia Limited.

System to Ensure Appropriate Conduct of Operations

1. System to Ensure Appropriate Conduct of Operations

Mitsubishi UFJ Financial Group, Inc. ("MUFG") complies with the Companies Act and Enforcement Regulations of the Companies Act and has ratified the following system (Internal Control System) to ensure appropriate operations are being conducted within MUFG. MUFG is working to ensure that a sound and robust management structure is in place by creating company policies, establishing departments in charge, building plans and policy and other structures that are all in line with the details of what has been ratified by MUFG.

The directly owned subsidiaries as referred to below are major subsidiaries in which MUFG directly holds equity interests[*1]. The "MUFG Group" means a corporate group comprised of MUFG and its subsidiaries as provided in Article 416, Paragraph 1, Item 1 of the Companies Act.

*1 MUFG Bank Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., ACOM CO., LTD.

(1) Group Management Framework

    (a) MUFG shall formulate the MUFG Way as guidelines for all group activities and the Code of Conduct as standards for decision making and conduct for all directors, officers and employees in order to ensure appropriateness of the business conducted by the MUFG Group.

    (b) In addition to stipulating the MUFG Group basic policies for management control, MUFG shall also stipulate individual sets of company rules in respect of customer protection management, risk management, compliance, internal audits, etc., along with concluding management control agreements with subsidiaries in which MUFG directly holds equity interests.

    (c) In order to manage its business, MUFG shall deliberate with and receive reports from subsidiaries in which MUFG directly holds equity interests, and conduct appropriate management of subsidiaries in which MUFG directly holds equity interests in line with rules of MUFG and in adherence to the allocation of duties.

    (d) Companies subject to direct management control by MUFG are stipulated as being those subsidiaries in which MUFG directly holds equity interests, and the management of subsidiaries in which MUFG does not directly hold equity interests shall be directly managed by the subsidiaries which directly holds the said equity interests. MUFG shall provide direction and advice regarding management control to the subsidiaries which directly holds the said equity interests as required.

    (e) MUFG shall stipulate company rules regarding internal controls for financial reporting and shall establish an Accounting Audit Hotline (internal reporting system whereby matters regarding accounting at the MUFG Group can be reported by the public as well as directors, officers and employees of the MUFG Group) as part of this.

    (f) MUFG shall define policies on information disclosure of the MUFG Group, thereby establishing a structure for information disclosure in a fair, equitable and appropriate manner.

(2) Legal and Regulatory Compliance Framework

    (a) MUFG and directly owned subsidiaries of MUFG shall stipulate or adopt the MUFG Way, the Code of Conduct and equivalent to these so as to ensure that the execution of duties by directors, officers and employees conforms to laws and regulations, and the Articles of Incorporation.

    (b) MUFG and directly owned subsidiaries of MUFG shall create and circulate various company rules and compliance manuals to build a system to ensure that directors, officers and employees comply with laws and regulations, etc.

    (c) MUFG and directly owned subsidiaries of MUFG shall create committees, etc., employ a director responsible for compliance (Chief Compliance Officer) and establish management divisions in order to promote and manage compliance.

    (d) MUFG and directly owned subsidiaries of MUFG shall formulate compliance programs (specific plans to ensure directors, officers and employees comply with laws and regulations, etc., including training for directors, officers and employees) and implement follow-ups on the progress of these

programs.

(e) MUFG and directly owned subsidiaries of MUFG shall establish internal reporting systems to receive reports of fraudulent activities from directors, officers or employees.

(f) MUFG and directly owned subsidiaries of MUFG shall sustain a resolute stance against anti-social forces which are a threat to the peace and stability of civil society and work towards preventing transactions with such forces.

(g) MUFG and directly owned subsidiaries of MUFG shall be aware of the possibility that services they offer may be used for various criminal activities, including money laundering and terrorism financing, and will work to detect, deter, and prevent financial crimes.

(3) Management Framework for Customer Protection, etc.

(a) In order to achieve strong customer standards in line with the MUFG Way and the Code of Conduct, MUFG and directly owned subsidiaries of MUFG shall create basic policies and company rules regarding management of customer protection, etc., establish administration and management divisions, and enable the provision of explanations and the creation of support systems for customers, information management and conflict of interest management by increasing awareness among directors, officers and employees.

(b) Based on the Personal Information Protection Policy that was created to encompass the information management system, MUFG and directly owned subsidiaries of MUFG shall create systems to appropriately protect and manage personal information.

(c) Based on the Conflicts of Interest Management Policy that was created as a basic policy for management of conflicts of interest, MUFG and directly owned subsidiaries of MUFG shall establish systems to manage conflicts of interest, which will ensure that customer interests are not unfairly prejudiced.

(4) Information Storage Management Framework

(a) Important documents including minutes and materials for meetings such as the board of directors and executive committee shall be stored and managed as stipulated in company rules.

(b) When requested by the Audit Committee or a member of the Audit Committee, the division responsible shall provide access to viewing of, or actual copies of, the documents requested.

(5) Risk Management Framework

(a) MUFG and directly owned subsidiaries of MUFG shall implement an integrated risk management and control system to secure stable business management by using a standard that is unified to the maximum extent possible to gain a comprehensive understanding of the various risks which may arise during the course of business while striving for maximum shareholder value.

(b) MUFG and directly owned subsidiaries of MUFG shall classify risk as shown below, and establish risk management basic policies for those risk categories in order to verify the design and execution status of these policies.
   i)   Credit Risk;
   ii)   Market Risk;
   iii) Liquidity Risk;
   iv)   Operational Risk;
   v)   Reputational Risk;
   vi)   Model Risk.

(c) MUFG and directly owned subsidiaries of MUFG shall establish an integrated risk management system. They shall establish committees for risk management and control, and an executive and establish dedicated divisions etc. responsible for risk management.

(d) MUFG and directly owned subsidiaries of MUFG shall appropriately manage risk through risk management processes consisting of risk identification, measurement, control and monitoring.

(e) MUFG shall create a system to manage capital allocation system (system whereby the consolidated business groups and important subsidiaries allocate capital for each subsidiary by individual risk category using overall MUFG Group economic capital (capital matched to the amount of risk)).

(f) MUFG and directly owned subsidiaries of MUFG shall prepare a system necessary to limit the economic loss or erosion of credibility from the crisis event to the minimum while ensuring the

continuation of service as well as the prompt restoration of normal operations in a crisis event.

(6) Framework to Ensure Efficient Execution of Duties

    (a) MUFG and directly owned subsidiaries of MUFG shall set management targets and create management plans to manage business based on appropriate methods.

    (b) MUFG's board of directors shall, as a general rule, delegate to corporate executives decision making power for the execution of business for matters other than those which require the discretion of the board of directors as deemed in laws and regulations. Also, in addition to establishing an executive committee which consists of corporate executives, etc., they shall create various committees to provide advisory functionality to the Executive Committee.

    (c) MUFG and directly owned subsidiaries of MUFG shall establish the executive committee, etc., which will be delegated predetermined tasks from the board of directors. The executive committee shall make decisions regarding the matters they have been delegated and conduct preliminary consideration of matters which are to be deliberated by the board of directors so that the board of directors may make decisions regarding such matters. Also various committees shall be established to provide advisory functionality to executive committee.

    (d) MUFG and directly owned subsidiaries of MUFG shall, in order for corporate executives (directors, etc., at directly owned subsidiaries) to execute their duties efficiently, build an employee rank framework and organizational structure, etc., in line with company rules and assign the execution of duties.

(7) Internal Audit Framework

    (a) MUFG and directly owned subsidiaries of MUFG shall build the internal audit framework which has high specialization and independence to assume the function of evaluating and improving the effectiveness of governance, risk management, and control processes, contributing to the enhancement of the MUFG Group's value and to the achievement of the MUFG Way.

    (b) MUFG and directly owned subsidiaries of MUFG shall set company rules to identify basic matters concerning internal audit.

    (c) MUFG and directly owned subsidiaries of MUFG shall establish internal audit divisions.

    (d) The internal audit divisions at MUFG and directly owned subsidiaries of MUFG shall support the oversight function of the board of directors by collaborating and working together under the guidance of the internal audit division at MUFG.

    (e) The internal audit divisions at MUFG and directly owned subsidiaries of MUFG shall, as required, build a collaborative relationship with the Audit Committee (Audit & Supervisory Committee or Corporate Auditor at directly owned subsidiaries of MUFG) and Independent Auditors and work towards efficient implementation of internal audit.

(Framework for Ensuring Effective Audit by the Audit Committee)

(8) Framework related to persons employed to support the duties of the Audit Committee

    (a) The Audit Committee Office shall be established as an organization to assist the Audit Committee to perform its duties and shall be placed under the direction of the Audit Committee.

    (b) Matters regarding personnel arrangements for persons employed to support the duties of the Audit Committee shall be made in a manner that respects the wishes of the Audit Committee.

(9) Framework for Reporting to the Audit Committee

    (a) The following matters shall be reported to the Audit Committee:

        i) Matters regarding decisions by or reports made to the executive committee (including matters deliberated on or reported by subsidiaries directly owned by MUFG in line with prescribed company rules)

        ii) Matters that may cause significant damage to MUFG (including matters deliberated on or reported by subsidiaries directly owned by MUFG in line with prescribed company rules)

        iii) Information necessary for the Audit Committee to monitor and oversee matters regarding financial reporting, risk control, internal control, compliance and internal audits of the MUFG Group's execution of business

iv) Status of reporting and details of cases reported to the MUFG Group Compliance Helpline as well as the Accounting Audit Hotline and the actual usage results of the internal reporting systems of the directly owned subsidiaries of MUFG.

v) Other matters for which the Audit Committee requests reporting

(b) Structures shall be implemented to protect persons who report to the MUFG Group Compliance Helpline or the Accounting Audit Hotline from receiving unfair treatment because they made such reports.

(10) Policy regarding expenses or liabilities arising from the execution of duties of the Audit Committee

(a) Expenses or liabilities which arise due to the Members of the Audit Committee exercising their duties (restricted to items regarding the execution of Audit Committee duties) shall be paid or processed otherwise in line with the requests of the Members of the Audit Committee.

(11) Other Frameworks to Ensure Effective Audits by the Audit Committee

(a) Representative corporate executives and the internal audit divisions shall conduct regular sessions to share opinions with the Audit Committee.

(b) Important personnel affairs concerning the divisions responsible for internal audit shall be decided based on the resolution at the Audit Committee.

(c) Internal audit divisions shall report to the Audit Committee on the internal audit plans and internal audit results, and receive specific instructions from the committee.

(d) Members of the Audit Committee shall be entitled to attend the executive committee and other important committees, etc.

(e) Executives and employees shall cooperate with surveys or interview requests received from the Audit Committee or its members.

(f) Executives and employees shall give utmost respect to other matters as stipulated in the Audit Committee Charter, the Audit Committee rules and the Audit Committee Audit Standards.

2. Summary of the Operating Status of the System to Ensure Appropriate Conduct of Operations

The summary of the operating status of the Internal Control System mentioned above in fiscal year 2022 (fiscal year ended March 31, 2023) is as follows.

MUFG, as a general rule, verifies the Internal Control System once annually, and conducts reviews thereof as appropriate, based on changes in the internal and external environments. In fiscal year 2022, periodic reviews of the Internal Control System were resolved at the board of directors meeting held in March 2023.

With respect to the Internal Control Systems of the directly owned subsidiaries of MUFG, status of review by the board of directors of those subsidiaries is subject to verification by MUFG once annually as a general rule.

MUFG aims to contribute to a sustainable environment and society, identifying these goals in its core business strategy, and has positioned the Purpose, "Committed to empowering a brighter future." at the center of the MUFG Way.

(1) Group Management Framework

MUFG has established and announced the MUFG Way as a basic policy forming the basis for the formulation of business strategies and decision making, as well as the Code of Conduct as specific standards for decision making and conduct which adhere to the MUFG Way.

The MUFG Way and the Code of Conduct of MUFG clarify MUFG's attitude of commitment to integrity and ethical values which support the environment of the internal control system. MUFG examines the degree of dissemination of the Code of Conduct by employee surveys etc., and follows the PDCA cycle, such as periodically reviewing the Code of Conduct based on the internal and

external environmental changes and voices of employees.

Companies subject to direct management control by MUFG are stipulated as being those subsidiaries in which MUFG directly holds equity interests, and the management of subsidiaries in which MUFG does not directly hold equity interests shall be directly managed by the subsidiary which directly holds the said equity interests, pursuant to MUFG rules. MUFG shall provide direction and advice regarding management control to the subsidiary which directly holds the said equity interests as required. Additionally, MUFG and those subsidiaries in which MUFG directly holds equity interests have reached agreement on the prescribed matters relating to management control, and have concluded management control agreements or equivalent arrangements. MUFG reviews the agreements once annually, as a general rule.

With regard to internal controls over financial reporting, MUFG has documented control activities in accordance with the basic policy, which has been set forth in the company rules. MUFG has evaluated the effectiveness of such controls through tests on the status of establishment and operation, and has submitted the results of such evaluation to the executive committee upon deliberation by the disclosure committee, a committee under the executive committee. Additionally, an Accounting Audit Hotline has been established as an internal reporting system for reporting fraudulent accounting, fraud involving internal controls over accounting or accounting audits (e.g. law violations) and inappropriate accounting, or suspected incidents.

MUFG has established and announced the "MUFG Group Information Disclosure Policy" as a basic policy on information disclosure of the MUFG Group.

(2) Legal and Regulatory Compliance Framework

MUFG has established the MUFG Way and the Code of Conduct and posted on the corporate website. Aiming for dissemination of the MUFG Way, the Code of Conduct and equivalent to these, MUFG and directly owned subsidiaries of MUFG post them on the internal network and provide internal training sessions for directors, officers and employees as well as deliver messages from top management.

MUFG and directly owned subsidiaries of MUFG have established divisions to supervise compliance and have been engaged in initiatives to promote compliance through compliance programs and seminars, while at the same time reporting on the status of compliance to the executive committee and the board of directors. As part of efforts to deliberate important matters relating to the development of policies and systems for promoting compliance across the MUFG Group, MUFG has also established a Group Compliance Committee under the executive committee, where important compliance issues are being discussed. The Group Compliance Committee, as a general rule, meets twice a year.

The directly owned subsidiaries of MUFG have developed internal reporting systems in an effort to detect compliance incidents early so that it leads to correction by taking self-cleansing actions. Furthermore, MUFG has established an MUFG Group Compliance Helpline, which includes the Audit Committee as a contact point, to supplement the existing systems of the group companies and made it accessible to the executives and employees of the group companies.

MUFG and directly owned subsidiaries of MUFG have established a basic policy on the handling of anti-social forces, and based thereon have set forth certain measures in the prescribed company rules. A division in charge of handling anti-social forces has also been established, which implements planning and management measures related to preventing transactions with anti-social forces.

MUFG and directly owned subsidiaries of MUFG have been keeping a close watch on the legal and statutory developments of each country, in line with the increasingly global nature of MUFG's business expansion, and have developed a system of controls to detect, deter, and prevent financial crimes, including money laundering and terrorism financing.

(3) Management Framework for Customer Protection, etc.

MUFG and the directly owned subsidiaries of MUFG have established a management system for protecting customers by creating administration and management divisions for customer protection, formulating related company rules and increasing awareness of customer protection among officers and employees, which are reviewed as appropriate.

With a view to thoroughly implementing customer-first undertakings, MUFG has established and disclosed the MUFG Basic Policy for Fiduciary Duties as group-wide guidelines and has regularly disclosed the contents and status of such initiatives.

Matters involving customer protection across the entire Group are also reported to the executive committee, as necessary. Furthermore, the MUFG Group Personal Information Protection Policy and the Conflicts of Interest Management Policy has been formulated and publicly released.

A customer information leak at Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., a subsidiary of our group, was recognized as a serious incident at the company that damaged the trust of customers, and monitoring was conducted to promote measures to prevent a recurrence.

(4) Information Storage Management Framework

MUFG rules on important documents including minutes and materials for meetings such as the board of directors and executive committees have been determined and important documents are being stored and managed as stipulated in such rules.

(5) Risk Management Framework

MUFG and directly owned subsidiaries of MUFG uphold the basic policy of strengthening group-based management control and comprehensive risk management through the diffusion of a Risk Culture, and are working to enhance risk governance through strengthening the integrated operations across regions and subsidiaries and the holding company. Furthermore, the MUFG Group has adopted the Risk Appetite Framework in order to conduct risk management that effectively supports its business strategies and financial plan, and has been strengthening the MUFG Group's overall risk-return management. In addition, the MUFG Group has formulated a "Risk Appetite Statement" which articulates the basic policy for the application of the "Risk Appetite Framework," the application process, business plans and the risk appetite, among others, while at the same time each business group has taken ownership of risks and has established a "Risk Appetite Statement" specific to each business group, as a tool for operating the business group.

MUFG has established the Risk Committee, as an optional committee under the board of directors. The Risk Committee meets each quarter, as a general rule, deliberates Group-wide risk management matters in general to contribute to the resolutions of the board of directors, and reports and makes proposals regarding important matters in the deliberation to the board of directors. In addition, MUFG established the Risk Management Committee under the executive committee to deliberate important matters relating to the development of policies and systems for promoting the MUFG Group's overall integrated risk management. The Risk Management Committee meets two times annually, as a general rule.

MUFG manages capital allocation system, in an effort to appropriately allocate capital by ensuring financial soundness through the monitoring and control of capital, evaluating capital adequacy versus risk based on business strategies and profit plans, and reflecting such evaluation in its capital policy.

MUFG and directly owned subsidiaries of MUFG have been conducting Group crisis management as appropriate upon occurrence of any crisis by identifying specific crisis incidents that will be subject to crisis management and developing the framework for task forces that manages crisis prior to and after the crisis and controls ongoing crisis management upon occurrence of any crisis.

(6) Framework to Ensure Efficient Execution of Duties

The Management Planning Committee, which reports directly to the executive committee, meets each quarter, as a general rule, to deliberate Group-wide measures, quantitative plans and capital policies, and follow up on the progress being made on the policies and quantitative plans.

As a company with three committees, MUFG has been strengthening the board of directors' supervisory functions through the separation of execution and oversight. Meanwhile, as companies with the Audit & Supervisory Committee, the MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd. and ACOM CO., LTD., have developed a system enabling prompt decision-making through significantly delegating decision-making authority regarding important business execution, from the Board of Directors to executive management.

MUFG and the directly owned subsidiaries of MUFG have established prescribed company rules which set forth the division of duties, and the corporate executives (Directors, etc. for the directly owned subsidiaries of MUFG) execute their duties in accordance with the determined division of duties.

(7) Internal Audit Framework

MUFG has instituted an internal audit policy to define the policies of internal audits. Internal audit divisions have been established within MUFG and the directly owned subsidiaries of MUFG. The scope of verification covers the MUFG Group as a whole, and monitoring and oversight of all Group operations by the board of directors of MUFG are supported.

MUFG has been holding sessions for exchanging views between the internal audit divisions and the Audit Committee, between the internal audit divisions and the Independent Auditor when required, sharing information related to audit measures and audit results.

(Framework for Ensuring Effective Audit by the Audit Committee)

(8) Framework related to persons employed to support the duties of the Audit Committee

MUFG has established the Audit Committee Office as an organization to assist the duties of the Audit Committee and has accordingly appointed employees to the said Office. Matters regarding personnel arrangements of such employees are made in a manner that respects the wishes of the Audit Committee, considering the independence of the Audit Committee.

(9) Framework for Reporting to the Audit Committee

MUFG holds the meetings of the Audit Committee chaired by an outside director, composed of outside directors and internal directors who do not concurrently engage in the execution of operation, once a month, as a general rule. The Audit Committee receives reports on the MUFG Group's status of financial reporting, risk management, internal controls and internal audits, as well as the status of compliance including the operation status of the internal reporting system.

Measures prohibiting unfair treatment of persons making reports on the MUFG Group Compliance Helpline and the Accounting Audit Hotline have been provided for in the company rules and communicated throughout the MUFG Group.

(10) Policy regarding expenses or liabilities arising from the execution of duties of the Audit Committee

Under the Audit Committee Charter and the Audit Committee Audit Standards, Members of the Audit Committee may request payment for expenses, etc., necessary for the performance of their duties, and MUFG in accordance therewith pays the necessary expenses, etc.

(11) Other Frameworks to Ensure Effective Audits by the Audit Committee

Representative corporate executives and members of the Audit Committee conduct regular sessions to share opinions. The internal audit divisions report on the internal audit plans and internal audit results,

through regular meetings with the Members of the Audit Committee, and follow instructions from the members.

The Members of the Audit Committee are entitled to attend the executive committee and other important committees, etc., as prescribed in the relevant company rules.

MUFG has provided in the Compliance Manual that the matters prescribed in the Audit Committee Charter, the Audit Committee Rules and the Audit Committee Audit Standards shall be respected, and has communicated this fact to its executives and employees.

Matters concerning Wholly-owned Specified Subsidiaries

(Millions of yen)

Name	Address	Total book value	Total assets of the Company
MUFG Bank, Ltd.	2-7-1, Marunouchi, Chiyoda-ku, Tokyo, Japan	6,667,653	22,642,309

Other

(1) Policy Concerning Exercise of Powers Granted to the Board of Directors by the Provisions of the Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act, If There Are Any Such Provisions Under the Articles of Incorporation

In order to secure the flexibility of capital policy, Article 44 of the Company's Articles of Incorporation, in accordance with Article 459, Paragraph 1, Item 1 of the Companies Act, stipulates that repurchase of stock through an agreement with the shareholders may be determined by a resolution of the board of directors. The Company will appropriately conduct such repurchase of stock after comprehensive consideration of factors such as its business performance and the environment for strategic investment.

(2) Significant Accounting Estimates and Assumptions Used for Such Estimation)

Of the accounting estimates and assumptions used for such estimation in the preparation of MUFG's consolidated financial statements, those of significance are detailed in "Notes to the Consolidated Financial Statements, Notes to Significant Accounting Estimates."

(Translation)
Mitsubishi UFJ Financial Group, Inc.

Consolidated Balance Sheet

(In millions of yen)	As of March 31, 2023
Assets:	
Cash and due from banks	113,630,172
Call loans and bills bought	618,223
Receivables under resale agreements	14,000,846
Receivables under securities borrowing transactions	4,549,792
Monetary claims bought	7,325,185
Trading assets	18,013,184
Money held in trust	1,287,020
Securities	86,746,900
Loans and bills discounted	109,146,272
Foreign exchanges	2,300,198
Other assets	15,195,896
Tangible fixed assets	1,220,172
Buildings	286,879
Land	629,782
Lease assets	12,390
Construction in progress	34,649
Other tangible fixed assets	256,469
Intangible fixed assets	1,358,124
Software	555,235
Goodwill	252,009
Lease assets	17
Other intangible fixed assets	550,862
Net defined benefit asset	1,325,434
Deferred tax assets	322,021
Customers' liabilities for acceptances and guarantees	11,005,758
Allowance for credit losses	(1,245,727)
Total assets	386,799,477
Liabilities:	
Deposits	213,609,501
Negotiable certificates of deposit	13,632,559
Call money and bills sold	3,449,234
Payables under repurchase agreements	39,982,955
Payables under securities lending transactions	1,171,947
Commercial papers	2,220,723
Trading liabilities	14,716,820
Borrowed money	24,856,340
Foreign exchanges	2,570,412
Short-term bonds payable	1,047,499
Bonds payable	15,708,720
Due to trust accounts	11,689,414
Other liabilities	12,132,972
Reserve for bonuses	196,850
Reserve for bonuses to directors	3,639
Reserve for stocks payment	9,304
Net defined benefit liability	86,445
Reserve for retirement benefits to directors	830
Reserve for loyalty award credits	17,962
Reserve for contingent losses	164,891
Reserves under special laws	4,659
Deferred tax liabilities	157,651
Deferred tax liabilities for land revaluation	89,525
Acceptances and guarantees	11,005,758
Total liabilities	368,526,620
Net assets:	
Capital stock	2,141,513
Capital surplus	349,661
Retained earnings	12,739,228
Treasury stock	(481,091)
Total shareholders' equity	14,749,310
Net unrealized gains (losses) on available-for-sale securities	800,955
Net deferred gains (losses) on hedging instruments	(387,079)
Land revaluation excess	135,526
Foreign currency translation adjustments	1,792,840
Remeasurements of defined benefit plans	140,485
Debt value adjustments of foreign subsidiaries and affiliates	(747)
Total accumulated other comprehensive income	2,481,980
Non-controlling interests	1,041,565
Total net assets	18,272,857
Total liabilities and net assets	386,799,477

(Translation)
Mitsubishi UFJ Financial Group, Inc.

Consolidated Statement of Income

(In millions of yen)	For the fiscal year ended March 31, 2023
Ordinary income	9,281,027
Interest income	5,298,944
Interest on loans and bills discounted	2,810,147
Interest and dividends on securities	1,452,461
Interest on call loans and bills bought	19,104
Interest on receivables under resale agreements	111,940
Interest on receivables under securities borrowing transactions	43,509
Interest on deposits	364,406
Other interest income	497,373
Trust fees	140,637
Fees and commissions	1,883,428
Trading income	373,347
Other operating income	631,365
Other ordinary income	953,304
Gains on loans written-off	96,569
Others	856,735
Ordinary expenses	8,260,299
Interest expenses	2,372,735
Interest on deposits	887,987
Interest on negotiable certificates of deposit	283,076
Interest on call money and bills sold	3,173
Interest on payables under repurchase agreements	454,200
Interest on payables under securities lending transactions	2,193
Interest on commercial papers	78,041
Interest on borrowed money	61,677
Interest on short-term bonds payable	135
Interest on bonds payable	355,003
Other interest expenses	247,246
Fees and commissions	328,660
Trading expenses	284
Other operating expenses	1,622,838
General and administrative expenses	2,969,325
Other ordinary expenses	966,453
Provision for allowance for credit losses	225,416
Others	741,037
Ordinary profits	1,020,728
Extraordinary gains	715,667
Gains on disposition of fixed assets	16,157
Gains on sales of shares of subsidiaries	699,509
Extraordinary losses	166,472
Losses on disposition of fixed assets	17,076
Losses on impairment of fixed assets	18,167
Provision for reserve for contingent liabilities from financial instruments transactions	2
Losses on pension buyout	78,111
Losses on sales of shares of affiliates	29,401
Losses on change in equity	23,711
Profits before income taxes	1,569,923
Income taxes-current	493,256
Refund of income taxes	(56,288)
Income taxes-deferred	(67,361)
Total taxes	369,607
Profits	1,200,316
Profits attributable to non-controlling interests	83,820
Profits attributable to owners of parent	1,116,496

(Translation)
Mitsubishi UFJ Financial Group, Inc.
Consolidated Statement of Changes in Net Assets

For the fiscal year ended March 31, 2023

(In millions of yen)

	Shareholders' equity					Accumulated other comprehensive income							Non-controlling interests	Total net assets
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized gains (losses) on available-for-sale securities	Net deferred gains (losses) on hedging instruments	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income		
Balance at the beginning of the fiscal year	2,141,513	770,277	11,998,157	(451,288)	14,458,659	1,615,060	(81,145)	140,628	734,588	193,865	(37,883)	2,565,114	964,471	17,988,245
Changes during the fiscal year														
Cash dividends			(380,528)		(380,528)									(380,528)
Profits attributable to owners of parent			1,116,496		1,116,496									1,116,496
Repurchase of treasury stock				(450,018)	(450,018)									(450,018)
Disposal of treasury stock		0		2,118	2,118									2,118
Retirement of treasury stock		(418,097)		418,097	-									-
Reversal of land revaluation excess			5,102		5,102									5,102
Changes in subsidiaries' equity		1,510			1,510									1,510
Change from transaction under common control involving overseas subsidiary		(4,028)			(4,028)									(4,028)
Net changes of items other than shareholders' equity						(814,104)	(305,933)	(5,102)	1,058,251	(53,380)	37,136	(83,133)	77,094	(6,039)
Total changes during the fiscal year	-	(420,616)	741,070	(29,802)	290,651	(814,104)	(305,933)	(5,102)	1,058,251	(53,380)	37,136	(83,133)	77,094	284,612
Balance at the end of the fiscal year	2,141,513	349,661	12,739,228	(481,091)	14,749,310	800,955	(387,079)	135,526	1,792,840	140,485	(747)	2,481,980	1,041,565	18,272,857

Notes to the Consolidated Financial Statements

Amounts of less than one million Japanese yen ("yen") are rounded down.
"Subsidiaries" and "affiliates" are determined in accordance with Article 2-8 of the Banking Act and Article 4-2 of the Enforcement Ordinance of the Banking Act.

Notes to Significant Accounting Policies

1. Scope of consolidation
   (1) Number of consolidated subsidiaries: 246
     Principal companies:
       MUFG Bank, Ltd.
       Mitsubishi UFJ Trust and Banking Corporation
       Mitsubishi UFJ Securities Holdings Co., Ltd.
       Mitsubishi UFJ NICOS Co., Ltd.
       ACOM CO., LTD.

     In the current fiscal year, MUFG Trading, Ltd. and nine other companies were newly included in the scope of consolidation due to new establishment or other reasons. In addition, MUFG Union Bank, N.A. and fifteen other companies were excluded from the scope of consolidation due to the transfer of shares or other reasons.

   (2) Non-consolidated subsidiaries: None

   (3) Entities not regarded as subsidiaries even though Mitsubishi UFJ Financial Group, Inc. ("MUFG") owns the majority of voting rights:
       Hygeia Co., Ltd.
       OiDE OptoEye, Inc.
       HISHOH Biopharma Co., Ltd.

       (Reasons for excluding from the scope of consolidation)
       These entities were not treated as subsidiaries because they were established as property management agents for land trust projects without any intent to control, or because MUFG's consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees' businesses without any intent to control.

2. Application of the equity method
   (1) Number of non-consolidated subsidiaries accounted for under the equity method: None

   (2) Number of equity method affiliates: 46
     Principal companies:
       Mitsubishi HC Capital Inc.
       Morgan Stanley

     In the current fiscal year, Kanmu, Inc. and three other companies were newly included in the scope of application of the equity method due to acquisition of shares or other reasons. In addition, The Chukyo Bank, Ltd. and ten other companies were excluded from the scope of application of the equity method due to the sale of shares or other reasons.

   (Additional Information)
   (Provisional closing of accounts of a significant equity-method affiliate for the fiscal year ending March 31, 2024)
   Morgan Stanley, a significant equity-method affiliate of MUFG, closes its financial accounts based on a fiscal year-end of December 31, and the equity method of accounting is applied to its consolidated financial statements as of the fiscal year-end. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to make modifications so that the equity method of accounting will be applied to Morgan Stanley based on a provisional closing of accounts to be implemented as of March 31, which is the consolidated fiscal year-end of MUFG, effective from the first quarter of the fiscal year ending March 31, 2024.
   Accordingly, for the fiscal year ending March 31, 2024, Morgan Stanley's financial results for the 15-month period from January 1, 2023 to March 31, 2024 will be reflected in MUFG's consolidated financial statements.

(3) Number of non-consolidated subsidiaries not accounted for under the equity method: None

(4) Number of affiliates not accounted for under the equity method: None

(5) Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights:
      Hirosaki Co., Ltd.
      Shonai Paradiso Co., LTD
      Kamui Pharma Co., Ltd.
      GEXVal Inc.
      Reborna Biosciences, Inc.
      Alchemedicine, Inc.
      HuLa immune Inc.
      DT Axis, Inc.
      FELIQS CORPORATION

(Reasons for excluding from the scope of affiliates)
These entities were not regarded as affiliates because MUFG's consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees' businesses without any intent to control.

3. The balance sheet dates of consolidated subsidiaries
(1) The balance sheet dates of the consolidated subsidiaries were as follows:
      The end of August: 1 subsidiary
      The end of October: 1 subsidiary
      The end of December: 171 subsidiaries
      The end of March: 73 subsidiaries

(2) A subsidiary whose balance sheet date is the end of August was consolidated based on its preliminary financial statements as of the end of February.
A subsidiary whose balance sheet date is the end of October was consolidated based on its preliminary financial statements as of the end of January.
The remaining subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates.
Adjustments were made to the consolidated financial statements to reflect any significant transactions between the consolidated subsidiaries that occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

4. Amortization of goodwill
   Goodwill was primarily amortized using the straight-line method over 20 years beginning in the period of the acquisition. Other goodwill with insignificant balance was amortized as incurred.

5. Accounting policies
   (1) Trading assets and Trading liabilities; Trading income and expenses
       Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices ("trading purposes") are presented in "Trading assets" and "Trading liabilities" on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in "Trading income" and "Trading expenses" on the consolidated statement of income.
       Trading assets and trading liabilities are stated at fair value as of the consolidated balance sheet date.
       With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

   (2) Securities
       (a) Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are stated at their quoted market prices (cost of securities sold is calculated primarily using the moving-average method), and equity securities with no quoted market price available are stated at acquisition cost computed using the moving-average method.
            Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in the fair value recognized is recorded in current earnings.

       (b) Securities included in trust assets in money held in trust are accounted for on the same basis as noted above in Notes (1) and (2)(a).
            Net unrealized gains (losses) on securities in money held in trust, which are not held for trading purposes or held to maturity are included directly in net assets, net of applicable income taxes.

   (3) Derivatives
       Derivative transactions (excluding those for trading purposes) are stated at fair value as of the consolidated balance sheet date.
       With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

   (4) Depreciation and amortization of fixed assets
       (a) Tangible fixed assets (except for lease assets)
            Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed primarily using the declining-balance method. The useful lives are primarily estimated as follows:
                 Buildings: 15 to 50 years
                 Equipment: 2 to 20 years
            Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives and other factors.

       (b) Intangible fixed assets (except for lease assets)
            Amortization of intangible fixed assets is computed using the straight-line method. Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

       (c) Lease assets
            Depreciation or amortization of lease assets in "Tangible fixed assets" or "Intangible fixed assets" under finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(5) Deferred assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6) Allowance for credit losses

Principal domestic consolidated subsidiaries determine the amount of allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions. For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses ("bankrupt borrowers") or borrowers that are not legally or formally bankrupt but are regarded as substantially in similar condition ("virtually bankrupt borrowers"), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt ("likely to become bankrupt borrowers"), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrowers' cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrowers' cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based mainly on expected losses for the immediately following one-year period or the average remaining term to maturity of loans. Expected losses are calculated by applying a loss rate, which is obtained based on the average rate of historical credit loss experience or historical default probability experience over a certain period, which is derived from actual credit losses or actual defaults over a one-year period or over a period equal to the average remaining term to maturity of loans, with necessary adjustments for future loss projections and other factors.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral and guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥216,625 million.

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience or other factors for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(Additional information)

(Allowance for credit losses of certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States ("U.S. GAAP"))

Certain overseas subsidiaries which apply U.S. GAAP have adopted U.S. Accounting Standards Codification ("ASC") Topic 326, "Financial Instruments—Credit losses," provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contract. Expected credit losses are calculated collectively for each portfolio of loans with similar risk characteristics based on the loss rates derived from past credit loss experience or bankruptcy experience through the application of a model that incorporates future forecast information, such as macroeconomic variables, into the probability of bankruptcy, etc. In addition, adjustments are made in the calculation of allowance for credit losses for qualitative factors relating to current conditions and future forecasts which may not be sufficiently captured in such model but should be appropriately taken into account. Future uncertainties due to the impact of the prolonged COVID-19 pandemic and the Russia-Ukraine situation are factored into estimates for the credit loss provisioning through such adjustments based on macroeconomic variables and/or qualitative factors.

With respect to loan assets with deteriorated credit risk that are deemed not to entail risks in common with other loan assets, allowance for credit losses is recognized individually for each loan asset based on risks that are particular to the asset. This credit loss provisioning is done through certain methodologies, including calculating the difference between the carrying amount of the loan asset and the amount of estimated cash flows from the loan asset discounted by the effective interest rate as well as using the fair value of the collateral for the loan asset.

(7) Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8) Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9) Reserve for stocks payment

Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the consolidated balance sheet date.

(10) Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11) Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers through Super IC Cards, etc., is calculated by estimating an amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12) Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13) Reserves under special laws

Reserves under special laws represent the reserves for contingent liabilities from derivative financial instruments transactions executed for clients, which are recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(14) Retirement benefits

In calculating the amount of benefit obligation, the portion of projected benefit obligation attributed to the fiscal year ended March 31, 2023 is determined using the benefit formula basis.

Prior service cost is amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees' average remaining service period.

Net actuarial gains (losses) are amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees' average remaining service period, primarily beginning in the subsequent fiscal year after such gains (losses) are recognized.

For certain overseas branches of domestic consolidated subsidiaries and certain consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated using the simplified method.

(15) Revenue Recognition

(a) Revenue recognition

Revenues arising from contracts with customers are recognized in the consolidated statements of income based on the status of fulfillment of the performance obligations identified in each contract, depending on the actual nature of the transactions under the contract.

(b) Revenue Recognition for Principal Categories of Transactions

Revenue arising from contracts with customers is recognized using a method that is designed to closely reflect economic reality, with the timing of fulfillment of performance obligations, which is an important factor in determining the timing of revenue recognition, assessed as described below.

In most cases, the consideration for transactions is settled in cash at the time of the transaction. In other cases, receivables recognized in connection with transactions are generally collected within one year.

Of the fees and commissions, those on remittances and transfers consist mainly of remittance and transfer fees and are recognized as revenue at the time of settlement.

Of the fees and commissions, those on deposits consist mainly of ATM usage fees and periodic account management service fees. ATM usage fees are recognized as revenue at the time of execution of transactions, and periodic account management service fees are recorded as revenue over the service period.

Of the fees and commissions, those on loans consist mainly of the consideration for administration and management services during the tenors of syndicated loans and the consideration for financial advice to clients, and are recorded as revenue over the service period.

Of the fees and commissions, those on trust-related services consist mainly of the consideration for shareholder registry administration services for issuers of stocks, real estate brokerage and appraisal services, and succession services including preparation, maintenance and execution of wills and inheritance management. These fees and commissions are recognized as revenue at the time when the services are provided.

Of the fees and commissions, those on securities-related services consist mainly of fees related to sales and transfers of securities including investment trust, underwriting, brokerage and advisory services, fees related to securitization, and agent fees related to calculation and payment of dividends. Fees on securities-related services are recorded as revenue over the relevant service period. Fees arising from securities-related services that are consumed by a client at a point in time (e.g., sales and transfers of securities executed under the direction of clients, underwriting or securitization of bonds and equity securities which is completed on the date of the transaction, provision of advice to clients, and calculation and payment to investors of dividends) are recognized as revenue at such point in time. Fees arising from securities-related services that are used by a client at equal intervals over the service period (e.g., retainer fees for M&A advisory services) are recognized as revenue over such service period. Fees to be paid when a particular performance target is achieved (e.g., success fees for M&A advisory services) are recognized as revenue at the time when such performance target is achieved.

Of the fees and commissions, those on credit card business consist mainly of credit card merchant fees and royalty fees from franchised merchants. Merchant fees are recorded as revenue at the time when the credit sale data is received, and royalty fees from franchised merchants are recorded as revenue over the service period.

Of the fees and commissions, those on administration and management services for investment funds and investment advisory services arise mainly from asset management and investment advisory services and consist of asset management fees, success fees and investment advisory fees related to investment trusts. Asset management fees and investment advisory fees are recognized as revenue in the amount MUFG is entitled to charge based on the balance of assets under management as MUFG's performance obligations are satisfied over the service period. Performance-based success fees are recognized as revenue at the time when performance targets are met and it is deemed highly likely that there will be no material reversal of the recognized revenue.

Trust fees consist mainly of fees on administration and management of trust assets and are recognized as revenue in the amount MUFG is entitled to charge based generally on the balance of assets under management for each trust or the performance of each trust account for an accounting period as MUFG's performance obligations are satisfied over the service period.

(16) Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at exchange rates prevailing at the respective balance sheet date.

(17) Leasing transactions

    (As lessees)

Domestic consolidated subsidiaries' finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation of lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

    (As lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as "Other ordinary income."

(18) Hedge accounting

    (a) Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities, except for certain transactions qualifying for special hedge accounting treatment of interest rate swaps. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants ("JICPA") Industry Committee Practical Guidelines No. 24, "Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (March 17, 2022), and JICPA Accounting Committee Report No. 14, "Practical Guidelines for Accounting for Financial Instruments" (January 31, 2000), is primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Committee Practical Guidelines No. 24. With respect to hedging transactions to offset fluctuations in the fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows of forecasted transactions related to floating rate deposits, loans and other instruments as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Committee Practical Guidelines No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

    (b) Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies, except for certain transactions qualifying for the allocation method applicable to forward exchange contracts and other contracts. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Committee Practical Guidelines No. 25 "Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry" (October 8, 2020). Hedging instruments (e.g., currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging or individual hedging is applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates and from available-for-sale securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies.

(c) Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in the fair value of hedged items and changes in the fair value of hedging instruments. The fair value hedge accounting method is applied.

(d) Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet non-arbitrariness and certain other criteria under JICPA Industry Committee Practical Guidelines No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(19) Consumption taxes

National and local consumption taxes are primarily excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(20) Adoption of the Group Tax Sharing System

MUFG and some of its domestic consolidated subsidiaries have adopted the group tax sharing system.

(21) Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Committee Practical Guidelines No. 24

(22) Accounting standards for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with the International Financial Reporting Standards ("IFRS") or the Generally Accepted Accounting Principles in the United States ("U.S. GAAP"), such financial statements are used in the consolidated accounting process.

If the financial statements of foreign subsidiaries are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP.

Adjustments are also made when necessary in the consolidated accounting process.

Changes in Accounting Policies

(Changes in Accounting Policies Due to Revisions to Accounting Standards, etc.)

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

Accounting Standard Board of Japan ("ASBJ") Implementation Guidance No. 31, "Implementation Guidance on Accounting Standard for Fair Value Measurement" (ASBJ, June 17, 2021) ("Implementation Guidance on Fair Value Measurement"), has been applied from the beginning of the fiscal year ended March 31, 2023. In accordance with the transitional treatment set forth in paragraph 27-2 of the Implementation Guidance on Fair Value Measurement, MUFG has applied new accounting policies based on the Implementation Guidance on Fair Value Measurement prospectively.

There is no impact on our consolidated financial statements as of the end of and for the fiscal year ended March 31, 2023 due to the application of this Guidance.

Changes in Presentation of Financial Information

(Notes to the Consolidated Statement of Income)

"Refund of income taxes", which was previously included in "Income taxes" on a net basis for the fiscal year ended March 31, 2022 is presented separately on a disaggregated basis from the fiscal year ended March 31, 2023 due to the increased significance in the recorded amount.

"Refund of income taxes" included in "Income taxes" for the fiscal year ended March 31, 2022 is ¥22,300 million.

Notes to Significant Accounting Estimates

1. Allowance for credit losses
  (1) Amount recorded in the consolidated financial statements for the current fiscal year
    We have banking subsidiaries including MUFG Bank, Ltd. (the "Bank"), and they are engaged in lending services as one of our core businesses. To absorb probable losses resulting from decreases in or elimination of the value of assets such as loan receivables due to deterioration in the financial condition of parties to which loans and other forms of credit have been extended (the risk of incurring such losses being referred to as "credit risk" within the MUFG Group), an allowance for credit losses is recorded according to the calculation process prescribed in our internal policies. The amount of allowance for credit losses recorded in the consolidated balance sheet as of the end of the current fiscal year is 1,245,727 million yen.

    The allowance for credit losses is determined in accordance with predetermined internal policies and approved by the Credit Committee under the Executive Committee. In addition, independent credit audit departments audit the evaluation results as described in "(6) Allowance for credit losses" under "5. Accounting policies" under "Notes to Significant Accounting Policies." There is uncertainty in the estimates and significant assumptions used in calculating the allowance for credit losses. In particular, future developments concerning the COVID-19 pandemic and the Russia-Ukraine situation, which are expected to impact our borrowers' operating environment and the economic environment, remain subject to significant uncertainty. Accordingly, we make certain assumptions, including that while some effects of the COVID-19 pandemic would remain, restrictions on economic activity would be relaxed globally, resulting in alleviation of the economic impact, and that the business environment would remain uncertain due to the Russia-Ukraine situation. The recorded allowance represents our best estimate made in a manner designed to ensure objectivity and rationality.

  (2) Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates
  (Allowance for credit losses of our principal domestic consolidated banking subsidiaries)
    (a) Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year
    The process of calculating the allowance for credit losses for the Bank and its domestic consolidated subsidiaries, our principal domestic consolidated banking subsidiaries, involves various estimates such as determination of borrower credit ratings which are based on evaluation and classification of borrowers' debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience. For details of the allowance calculation method, refer to "(6) Allowance for credit losses" under "5. Accounting policies" under "Notes to Significant Accounting Policies." The amount of allowance for credit losses and the loan balance of the Bank, our principal domestic consolidated banking subsidiary, recorded in the Bank's balance sheet as of the end of the current fiscal year, are 641,107 million yen and 97,127,749 million yen, respectively.

    (b) Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year
    In order to make appropriate borrower classification determinations, our principal domestic consolidated banking subsidiaries use a credit rating system that is consistent with the borrower classification as a uniform standard for evaluating credit risk. As a general rule, internal credit ratings are assigned to all customers to which we extend credit and their transactions. Among our internal credit ratings, the borrower ratings for non-financial business corporations and certain other borrowers are assigned based on our evaluation of their debt-service capacity over the next 3 to 5 years on a 15-rating scale. Our principal domestic consolidated banking subsidiaries assign internal credit ratings to borrowers based on qualitative factors such as the current and expected future business environment of the industry to which borrowers belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In this regard, our internal credit ratings may be highly dependent on estimation of borrowers' future performance and business sustainability in case they experience poor business performance or financial difficulties. In particular, the prolonged COVID-19 pandemic and Russia-Ukraine situation have had significant impacts on the financial position and operating results of some borrowers of our principal domestic consolidated banking subsidiaries. Estimates relating to these borrowers' future performance and business sustainability are affected by changes in their external and internal business environment and are accordingly subject to a high degree of uncertainty.

The Bank, our principal consolidated domestic banking subsidiary, determines loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. The Bank makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience when and to the extent such adjustments are necessary, by taking into account the rate of increase in the credit loss rate or the default probability in a more recent period, additional expected losses, and other factors, especially in light of the uncertain business environment primarily due to the prolonged COVID-19 pandemic and Russia-Ukraine situation. The amount of impact of these adjustments is 69,569 million yen.

Since these adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, which are made to reflect the credit risk for loans and other assets held as of the end of the fiscal year, are based on estimation relating to the economic environment with respect to which objective data are not readily available, such estimates are subject to a high degree of uncertainty.

(c) Effect on the consolidated financial statements for the following fiscal year

The internal credit ratings are reviewed at least once a year. Estimates relating to borrowers' future performance and business sustainability, which we consider to be significant assumptions, may be reviewed in light of changes in borrowers' creditworthiness due to changes in their financial condition and in the relevant industry environment. As a result, the allowance for credit losses may significantly increase or decrease in the following fiscal year if the overall credit risk of our principal domestic consolidated banking subsidiaries is deemed to have increased or decreased.

Adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, which we consider to be significant assumptions, are based on estimation relating to the economic environment with respect to which objective data are not readily available. These assumptions change to reflect developments in the economic environment, and changes in the assumptions may result in a significant increase or decrease in the allowance for credit losses in the following fiscal year.

(Allowance for credit losses of certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States ("U.S. GAAP"))

(a) Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

Certain overseas subsidiaries which apply U.S. GAAP have adopted ASC Topic 326, "Measurement of Credit Losses on Financial Instruments," and provide for allowance for credit losses by estimating credit losses currently expected over the remaining contractual term of the financial assets. For details of the allowance provision method, refer to Additional Information in "(6) Allowance for credit losses" under "5. Accounting policies" under "Notes to Significant Accounting Policies." The amount of allowance for credit losses and the loan balance recorded with respect to our principal overseas subsidiaries that apply U.S. GAAP are 455,625 million yen and 6,773,525 million yen, respectively.

(b) Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

Expected credit losses of our principal overseas subsidiaries that apply U.S. GAAP are calculated for each portfolio of loans with similar risk characteristics using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. Macroeconomic variables include the unemployment rate, GDP and other inputs, which correlate with historical credit losses. The subsidiaries use multiple economic forecast scenarios in light of the uncertainty in such scenarios and consider such scenarios by applying certain weightings. Various factors, such as the latest economic environment and the views of internal and external economists, are taken into account in the determination of the macroeconomic variables reflected in such economic forecast scenarios and the weightings applied to each economic forecast scenario. In this regard, the estimates made in determining such macroeconomic variables reflected in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario are subject to a high degree of uncertainty due to the heightened volatility and uncertainty in future economic conditions arising mainly from the prolonged COVID-19 pandemic and Russia-Ukraine situation.

The calculated amount of expected credit losses is adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model. The subsidiaries not only apply economic assumptions to macroeconomic variables reflected in a quantitative model but also make qualitative adjustments. As a result, the estimates made in making such qualitative adjustments are similarly subject to a high degree of uncertainty.

(c) Effect on the consolidated financial statements for the following fiscal year

The determination of macroeconomic variables reflected in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario and the qualitative adjustments are based on estimation relating to the economic environment with respect to which objective data are not readily available. These assumptions change to reflect developments in the economic environment, and changes in the assumptions may result in a significant increase or decrease in the allowance for credit losses in the following fiscal year.

2. Valuation of goodwill recorded in connection with acquisitions and investments

(1) Amount recorded in the consolidated financial statements for the current fiscal year

As part of its strategic measures designed to become the world's most trusted financial group, the MUFG Group enters into acquisitions, equity investments and capital alliances on a global basis. Any goodwill arising from these business combination transactions is recorded in the consolidated balance sheet.

Such acquisitions, equity investments and capital alliances may result in the MUFG Group's inability to achieve the synergies and other benefits anticipated by the MUFG Group due to unexpected changes in the industry to which the acquiree, investee or alliance partner belongs and other factors or in an impairment of such goodwill, adversely affecting the MUFG Group's business strategy, financial position and operating results.

The amount of goodwill recorded on the consolidated balance sheet as of the end of the current fiscal year is 252,009 million yen, of which 180,273 million yen was recorded in connection with the acquisition of First Sentier Investors ("FSI").

The recorded balance of goodwill is subject to identification of an indication of impairment (an event indicating the possibility of impairment of a group of assets including goodwill) and recognition and measurement of impairment loss in accordance with the Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002) and other standards and with predetermined internal policies. In addition, such identification of indications of impairment and recognition and measurement of impairment loss are tested for appropriateness in accordance with predetermined internal policies and other regulations. The estimates and significant assumptions made in identifying indications of impairment of the goodwill recorded in connection with the acquisition of FSI, which accounts for a substantial portion of the balance of goodwill held by the MUFG Group, are subject to uncertainty. The recorded goodwill represents our best estimate made in a manner designed to ensure objectivity and rationality.

(2) Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates

(a) Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

Identification of indications of impairment of goodwill and recognition and measurement of impairment loss are performed on the basis of a larger unit consisting of the group of assets relating to the business to which the goodwill is allocated and such goodwill.

The MUFG Group determines whether any indication of impairment exists based on the characteristics of an asset group in accordance with certain established criteria.

The goodwill recorded in connection with the acquisition of FSI, which accounts for a substantial portion of the balance of goodwill held by the MUFG Group, is reported in the amount based on the determination as to the existence of an indication of impairment and valuation performed on FSI as a single asset group.

To identify an indication of impairment, we determine based on certain established criteria whether FSI's future profits for a certain period projected by considering FSI's latest business plan have declined to a level where the investment may not be recoverable due to such decline in the profitability. In addition, to determine whether any indication of impairment exists, we analyze whether FSI has reported net operating losses after amortization of goodwill for two consecutive reporting periods and whether there are factors that cause the recoverability of the investment in FSI to significantly diminish, including deterioration in the stock indices in the stock market, a decline in the balance of FSI's assets in custody, and the attrition rate of key fund managers.

For the current fiscal year, we identified no event indicating impairment and determined that no indication of impairment existed.

With respect to goodwill with an identified indication of impairment, impairment loss is not recognized if the carrying amount, before impairment loss, of the group of assets relating to the business to which the goodwill is allocated plus the carrying amount of the goodwill is smaller than the total amount of undiscounted future cash flows derived from the larger unit including the goodwill (hereinafter referred to as "undiscounted future cash flows"). If the aggregate carrying amount exceeds the amount of undiscounted future cash flows, the difference is recognized as impairment loss to the extent that it does not exceed the balance of the goodwill.

(b) Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

Identification of indications of impairment and estimation of undiscounted future cash flows necessarily involve judgment and often incorporate significant estimates and assumptions.

Forecasts relating to projected profits used to identify an indication of impairment of the goodwill recorded in connection with the acquisition of FSI, which accounts for a substantial portion of the balance of goodwill held by the MUFG Group, are based on significant estimates, and such estimates are based on assumptions. The primary assumptions include the growth rate of the business based on current and past facts and operating results, and the growth rate of the market and the overall economy in the future.

(c) Effect on the consolidated financial statements for the following fiscal year

The MUFG Group believe that the primary assumptions used to identify indications of goodwill impairment as of the end of the current fiscal year are reasonable. However, changes in the primary assumptions used in the identification of indications of impairment due to unforeseeable future changes in assumptions relating to the business may have a material impact on recognition of any impairment loss and measurement of the amount of impairment loss for the following fiscal year.

3.Fair value of derivative transactions
  (1) Amount recorded in the consolidated financial statements for the current fiscal year
     The MUFG Group engages in a large number of various derivative transactions in connection with the business of providing foreign exchange, financing and securities services to customers as well as market transactions and liquidity and funding management operations. For details of the fair value of derivative transactions grouped by transaction type, refer to "2. Matters concerning fair value of financial instruments and breakdown by input level" under "Notes to Financial Instruments."

     The fair value of derivative transactions is calculated in accordance with the policies and procedures for the calculation of fair value and the procedures for the use of fair value valuation models set forth in predetermined internal policies. The estimates and significant assumptions made in calculating the fair value of derivative transactions are subject to uncertainty. The recorded fair value represents our best estimate made in a manner designed to ensure objectivity and rationality and subject to internal controls. For details of the processes for calculating the fair value of derivative transactions, refer to "(Note 1) Description of the valuation techniques and inputs used to determine fair value" to "2. Matters concerning fair value of financial instruments and breakdown by input level" under "Notes to Financial Instruments."

  (2) Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates
     (a) Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year
     The fair value of exchange-traded derivative transactions is based on the price posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model. The valuation models are tested from a market consistency perspective. However, the estimates and assumptions used in such models necessarily involve judgment and are subject to complexity and uncertainty. For details of the calculation method, refer to "(Note 1) Description of the valuation techniques and inputs used to determine fair value" to "2. Matters concerning fair value of financial instruments and breakdown by input level" under "Notes to Financial Instruments."

     (b) Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year
     Inputs used in valuation models include inputs that can be observed directly or indirectly in the market such as foreign currency exchange rates, yield curves, volatility, credit curves and stock prices, as well as inputs that cannot be observed in the market such as correlation coefficients and other significant estimates. The MUFG Group classifies the fair value of financial instruments into three levels depending on the observability and significance of the input used in the fair value calculation. In particular, the estimates and assumptions made in the valuation of derivative transactions classified into level 3, where inputs that cannot be observed in the market are used as a material basis for the calculated fair value, are subject to significant complexity and uncertainty. For details of such inputs, refer to "(1) Quantitative information on significant unobservable inputs" under "(Note 2) Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3" to "2. Matters concerning fair value of financial instruments and breakdown by input level" under "Notes to Financial Instruments."

     (c) Effect on the consolidated financial statements for the following fiscal year
     The MUFG Group have determined that the fair value of derivatives transactions is reasonable after conducting testing. However, the significant assumptions used to calculate the fair value are subject to uncertainty. In particular, the estimates and assumptions made in the valuation of the fair value of derivative transactions classified into Level 3 are subject to significant complexity and uncertainty. The fair value of derivative transactions held by the MUFG Group may fluctuate as a result of changes in inputs used for valuation due to changes in the market environment and other factors. For details of the sensitivity of the fair value to changes in inputs, refer to "(4) Description of the sensitivity of the fair value to changes in significant unobservable inputs" under "(Note 2) Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3" to "2. Matters concerning fair value of financial instruments and breakdown by input level" under "Notes to Financial Instruments."

4. Calculation of Reserve for contingent losses (Allowance for Repayment of Excess Interest)
   (1) Amount recorded in the consolidated financial statements for the current fiscal year
      In the loan business of the MUFG Group, there are loan products that were contracted on or before June 17, 2007, bearing interest which exceeds the maximum interest rate permitted under the Interest Rate Restriction Act. In the event that customers of the MUFG Group assert liability based on the maximum permitted interest rate and demand debt waivers or repayment of excess payments, we may waive such debt or repay such payments. To absorb probable losses resulting from such customer demand, an allowance for repayment of excess interest is recorded in an amount estimated to be appropriate based on an analysis of historical repayment experience and recent repayment trends.
      The amount of allowance for repayment of excess interest included in the allowance for contingent losses recorded in our consolidated financial statements as of the end of the current fiscal year is 69,828 million yen.

      The allowance for repayment of excess interest is calculated in accordance with predetermined internal policies. There is uncertainty in the estimates and significant assumptions used in calculating the allowance for repayment of excess interest. The recorded allowance represents our best estimate made in a manner designed to ensure objectivity and rationality and subject to internal controls. In addition, with respect to such estimates, the MUFG Group evaluates the discrepancies between estimates and actual results on a quarterly basis and examine whether any additional provision for or reversal of allowance is appropriate.

   (2) Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates
      (a) Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year
      To absorb probable losses resulting from future claims for repayment of excess interest payments, we reasonably estimate the amount of claims by preparing forecasts based on an analysis of historical repayment experience, recent repayment trends and other factors. In making such estimate, we calculate a forecasted repayment claim amount for a certain future period by preparing forecasts of the number of future repayment claims and forecasts of the average amount per claim of future repayments based on the actual number of repayment claims received and the average amount per claim of actual repayments made in the past. When preparing forecasts of the number of future repayment claims, which are subject to particularly significant uncertainty, we calculate the expected number of future claims for each law firm and judicial scrivener firm, whose claim trends vary from firm to firm, by applying the filed claim rate which is calculated based on historical experience and is adjusted based on the latest analysis of the relevant environment and the latest trends in the claims filed.

      (b) Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year
      Significant assumptions mainly include forecasts of the number of future repayment claims (the number of future claims expected to be filed by each law firm and judicial scrivener firm) and forecasts of the average amount per claim of future repayments.

      (c) Effect on the consolidated financial statements for the following fiscal year
      Forecasts of the expected number of claims to be filed by, and the average amount per claim of future repayments for, each law firm and judicial scrivener firm are calculated based on historical experience with adjustments to reflect the latest analysis of the relevant environment and the latest trends in the claims filed and thus are considered to be significant assumptions subject to uncertainty inherent in estimates. Accordingly, the amount of provision for repayment of excess interest may significantly increase or decrease in the following fiscal year.

Additional Information

(Transition from the Consolidated Taxation System to the Group Tax Sharing System)

MUFG and some of its domestic consolidated subsidiaries have shifted from the consolidated taxation system to the group tax sharing system from the beginning of the fiscal year ended March 31, 2023. Accordingly, the accounting treatment and disclosure of corporate tax, local corporation tax, and tax-effect accounting are applied and made in accordance with ASBJ Practical Issues Task Force Report No. 42, "Practical Solution on the Accounting and Disclosure under the Group Tax Sharing System" (ASBJ PITF No. 42, August 12, 2021, the "Practical Issues Report No. 42"). Based on paragraph 32(1) of Practical Issues Report No. 42, MUFG has concluded that there is no impact from the changes in its accounting policies resulting from the application of Practical Issues Report No. 42.

Notes to the Consolidated Balance Sheet

1. "Securities" and "Monetary claims bought" includes ¥87,730 million of securities loaned under unsecured and secured securities lending transactions with respect to which the borrowers have the right to sell or pledge. Of the securities borrowed under securities borrowing transactions and the securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without restrictions, ¥16,534,808 million of such securities were re-pledged, ¥2,597,315 million were re-loaned, and ¥6,465,540 million were held by MUFG without disposition as of the consolidated balance sheet date.

2. Loans to be disclosed under the Banking Act and the Financial Reconstruction Act (the "FRA") were as follows. Disclosed loans include corporate bonds included in Securities (to the extent that such bonds were issued through private placements as stipulated in Article 2-3 of the Financial Instruments and Exchange Act and that the principal of and interest on such bonds are partly or fully guaranteed by MUFG), Loans and bills discounted, Foreign exchanges, accrued interest and suspense payments included in Other assets, and Customers' liabilities for acceptances and guarantees, each as included in the consolidated balance sheet, and securities loaned (to the extent borrowers have the right to sell or pledge such securities) as included in the notes to the consolidated balance sheet.

Bankrupt or De facto Bankrupt	¥198,312million
Doubtful	¥746,207million
Special Attention	¥618,892million
Accruing loans contractually past due 3 months or more	¥23,679million
Restructured loans	¥595,212million
Subtotal	¥1,563,411million
Normal	¥121,766,210million
Total	¥123,329,622million

   Bankrupt or De facto Bankrupt represents loans to borrowers that are bankrupt or in substantially similar condition due to reasons including a petition being filed to commence bankruptcy, reorganization or rehabilitation proceedings.

   Doubtful represents loans to borrowers that are not yet in a state of bankruptcy but that are in deteriorated financial condition, with deteriorated operating results, and with a high likelihood of loan principal and interest not being collected or received in accordance with contractual terms, other than loans included in the Bankrupt or De facto Bankrupt category.

   Accruing loans contractually past due 3 months or more represent loans with respect to which principal repayments or interest payments have been past due for 3 months or more, other than loans included in the Bankrupt or De facto Bankrupt category or the Doubtful category.

   Restructured loans represent loans that have been modified with concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims and other renegotiated terms, that are favorable to borrowers, for the purpose of assisting such borrowers in improving their financial condition, other than loans included in the Bankrupt or De facto Bankrupt category, the Doubtful category or the Accruing loans contractually past due 3 months or more category.

   Normal represents loans with no particular issues identified in terms of the financial condition and results of operations of borrowers and thus not included in the Bankrupt or De facto Bankrupt category, the Doubtful category, the Accruing loans contractually past due 3 months or more category or the Restructured loan category.

   The amounts provided in the table above represent gross amounts before deduction of allowance for credit losses.

3. Bills discounted were accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guidelines No. 24. The total face value of bank acceptance bills discounted, commercial bills discounted, documentary bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions was ¥1,114,509 million.

4. Assets pledged as collateral were as follows:

Cash and due from banks	¥5,020 million
Trading assets	¥303,918 million
Securities	¥9,959,654 million
Loans and bills discounted	¥11,806,356 million
Other assets	¥191 million
Tangible fixed assets	¥4,635 million

Liabilities related to pledged assets were as follows:

Deposits	¥13,900 million
Borrowed money	¥21,962,993 million
Bonds payable	¥24,574 million
Other liabilities	¥4,618 million

In addition to the items listed above, ¥33,382 million of cash and due from banks, ¥33,093 million of monetary claims bought, ¥1,668,783 million of trading assets, ¥16,367,312 million of securities and ¥1,904,568 million of loans and bills discounted were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts of futures and other transactions. Trading assets of ¥1,750,274 million and securities of ¥23,442,434 million were sold under repurchase agreements or loaned under secured lending transactions with cash collateral. Payables corresponding to the assets sold under repurchase agreements and the assets loaned under securities lending transactions were ¥25,934,089 million and ¥565,888 million, respectively. In addition, ¥1,131,433 million of trading assets and ¥1,668,012 million of securities were pledged under general collateral repurchase agreements using the subsequent collateral allocation method.

Bills rediscounted were accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guidelines No. 24. The total face value of foreign currency bills rediscounted upon transfer was ¥8,289 million.

5. Non-recourse debt of consolidated special purpose companies was as follows.

Non-recourse debt		
Borrowed money	¥2,100	million
Bonds payable	¥9,074	million
Relevant assets to above non-recourse debt:		
Cash and due from banks	¥1,072	million
Investment securities	¥8,958	million
Loans and bills discounted	¥20,000	million
Other assets	¥191	million
Tangible fixed assets	¥4,635	million

The above table includes certain assets reported in the immediately preceding Item 4.

6. Overdraft facilities and commitment lines of credit are binding contracts under which MUFG's consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower's request as long as there has been no breach of contracts. The total amount of the unused portion of these facilities was ¥96,203,085 million.

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG's consolidated subsidiaries to decline the borrower's request for disbursement or decrease contracted limits for cause, such as changes in financial condition or deterioration in the borrower's creditworthiness. MUFG's consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower's business condition in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

7. The amount of assets that belonged to the declaration of trust for which a domestic trust banking subsidiary was the settlor and trustee was loans and bills discounted, ¥259,749 million.

8. In accordance with the "Law concerning Revaluation of Land" (the "Land Revaluation Law") (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as "Deferred tax liabilities for land revaluation," is stated as "Land revaluation excess" in net assets. Land revaluation excess includes MUFG's share of affiliated companies' Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries   March 31, 1998

Domestic consolidated trust banking subsidiaries   March 31, 1998, December 31, 2001 and March 31, 2002

The method of revaluation as set forth in Article 3, Paragraph 3 of the "Land Revaluation Law":
Fair values are determined based on (1) "published land price under the Land Price Publication Law" stipulated in Article 2-1 of the "Enforcement Ordinance of the Law concerning Revaluation of Land" ("Ordinance") (No. 119, March 31, 1998), (2) "standard land price determined on measurement spots under the Enforcement Ordinance of the National Land Planning Law" stipulated in Article 2-2 of the "Ordinance," (3) "land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law" stipulated in Article 2-4 of the "Ordinance" with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the "Ordinance" with price adjustments for time.
In addition, some of MUFG affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

9. Accumulated depreciation on tangible fixed assets: ¥1,082,897 million.

10. Deferred gains on tangible fixed assets deducted for tax purposes: ¥67,377 million.

11. Borrowed money included ¥260,500 million of subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations.

12. Bonds payable included ¥3,637,670 million of subordinated bonds.

13. The principal amount of money trusts entrusted to domestic trust banking subsidiaries for which repayment of the principal to the customers was guaranteed, was ¥6,408,838 million.

14. With regard to bonds and other securities in "Securities," guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) were ¥313,903 million.

15. Contingent liabilities
In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG's financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG's financial position, results of operations or cash flows.

Notes to the Consolidated Statement of Income

1. "Other ordinary income" included ¥425,829 million of equity in earnings of the equity method investees and ¥332,747 million of gains on sales of equity securities.

2. "General and administrative expenses" included ¥1,362,991 million of personnel expenses and ¥314,708 million of depreciation and amortization.

3. "Other ordinary expenses" included ¥547,783 million of write-offs of loans.

4. "Gains on sales of shares of subsidiaries" included ¥699,509 million of gains on sales of shares of subsidiaries resulting from the sale of the shares in MUFG Union Bank, N.A. (hereinafter referred to as "MUB").

5. "Losses on pension buyout" included ¥78,111 million of loss on a pension buyout transaction to transfer portions of the defined benefit pension plans of the Bank's overseas branches.

(Additional Information)

In connection with the planned sale of the shares in MUB, MUFG Americas Holdings Corporation (hereinafter referred to as "MUAH") recognized an aggregate of ¥952,590 million of losses for the twelve months ended December 31, 2022, primarily in accordance with ASC Topic 326, "Financial Instruments—Credit losses," and ASC Topic 310, "Receivables." The aggregate losses reflected ¥555,421 million of valuation losses related to securities held for sale recorded as Other operating expenses and ¥400,511 million of valuation losses related to loans held for sale recorded as Other ordinary expenses.

Notes to the Consolidated Statement of Changes in Net Assets

1. Information on the class and number of issued shares and treasury stock

(Thousand shares)

	Number of shares as of April 1, 2022	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2023	Note
Issued shares					
Common stock	13,281,995	-	594,284	12,687,710	(Note 1)
Total	13,281,995	-	594,284	12,687,710	
Treasury stock					
Common stock	667,296	594,307	597,538	664,065	(Note 2&3)
Total	667,296	594,307	597,538	664,065	

(Note 1) The decrease in the number of shares of common stock by 594,284 thousand shares was due to the cancellation of shares.
(Note 2) The increase in the number of shares of common stock held in treasury by 594,307 thousand shares was due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation and the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 597,538 thousand shares was due to the cancellation of shares, the sale of shares for a performance-based director and officer stock compensation plan using a Board Incentive Plan trust ("BIP trust"), the sales of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.
(Note 3) The number of shares of common stock held in treasury as of April 1, 2022 and March 31, 2023 includes 31,660 thousand shares and 28,407 thousand shares held by the BIP trust, respectively. For the fiscal year ended March 31, 2023, the number of shares held by the BIP trust decreased by 3,252 thousand shares.

2. Information on share subscription rights
   None.

3. Information on cash dividends

   (A) Cash dividends paid in the fiscal year ended March 31, 2023

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2022	Common stock	183,396	14.5	March 31, 2022	June 30, 2022
Meeting of Board of Directors on November 14, 2022	Common stock	197,131	16.0	September 30, 2022	December 5, 2022

(Note) The total dividend amount as resolved by the Annual General Meeting of Shareholders on June 29, 2022 includes ¥459 million of dividends on the treasury shares held by the BIP trust, and the total dividend amount as resolved by the Meeting of the Board of Directors on November 14, 2022 includes ¥459 million of dividends on the treasury shares held by the BIP trust.

   (B) Dividends the record date for which fell within the fiscal year and the effective date of which was after the fiscal year ended March 31, 2023.

   The following matters relating to dividends are planned to be submitted to shareholder vote at the Annual General Meeting of Shareholders scheduled to be held on June 29, 2023

Date of approval (proposed)	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2023 (scheduled)	Common stock	192,859	Retained earnings	16.0	March 31, 2023	June 30, 2023

(Note) The total dividend amount includes ¥454 million of dividends on the treasury shares held by the BIP trust.

4. "Change from transaction under common control involving overseas subsidiary" includes the change in capital surplus resulting from the transfer of the GCIB business of MUB to the Bank.

Notes to Financial Instruments

1. Disclosure on financial instruments
 (1) Policy for financial instruments
    MUFG provides comprehensive financial services such as deposit-taking and lending services, securities investment and other securities services and foreign exchange services.
    In order to prevent these businesses from being negatively affected by fluctuations in interest and foreign exchange rates and other market conditions, MUFG conducts asset and liability management ("ALM") by adjusting market exposure and the balance between short-term and long-term assets and liabilities. To do so, among other things, MUFG raises capital from the market and hedges risks through derivative transactions.

 (2) Nature and extent of risks arising from financial instruments
    MUFG holds various types of financial instruments such as loans, securities, and derivatives and is thus exposed to credit and market risks.
    Credit risk is the risk of loss on receivables such as loans due to nonperformance of contractual obligations caused by factors such as deterioration in the financial condition of a borrower.
    Market risk mainly arises from changes in domestic and overseas interest rates, foreign exchange rates, and fluctuations in market prices of stocks and bonds. For example, an increase in domestic and overseas interest rates would reduce the value of MUFG's bond portfolio consisting of government and other bonds, and a rise in yen would reduce the value of foreign-currency-denominated securities and other assets when converted into yen. MUFG also invests in marketable equity securities, and a fall in the market price would decrease the fair value of these securities. As part of MUFG's trading and ALM activities, MUFG holds derivative products such as interest rate swaps. A significant change in foreign exchange or interest rates may cause a significant fluctuation in the fair value of these derivative products. In conducting derivative transactions for purposes of hedging risks, MUFG hedges against interest rate risks associated with instruments including fixed rate deposits, loans and bonds, floating rate deposits and loans, and forecasted transactions involving fixed rate deposits and loans through designated hedging methods including interest rate swaps. MUFG hedges against exchange rate fluctuation risks associated with instruments such as foreign currency denominated monetary claims and liabilities through designated hedging methods including currency swap transactions and forward exchange contracts. In lieu of effectiveness determination, MUFG designs hedging activities so that the material terms of the designated hedging instruments are almost identical to those of the hedged items. In limited circumstances, the effectiveness of hedging activities is assessed by verification of the correlation between factors that cause fluctuations in interest rates.

 (3) Risk management relating to financial instruments
 (A) Credit risk management
    MUFG regularly monitors and assesses the credit portfolios of MUFG's group companies and uses credit rating and asset evaluation and assessment systems to ensure timely and proper evaluation of credit risk.
    Within the basic framework of MUFG's credit risk control system based on MUFG's credit risk control rules, each group company has established a consolidated and global credit risk control system while MUFG monitors group-wide credit risk. MUFG provides training and advice when necessary in addition to monitoring credit risk management conducted by MUFG's group companies.
    In screening individual transactions and managing credit risk, each major group company has in place a check-and-balance system in which the credit administration section and the business promotion section are kept separate.
    MUFG holds regular management committee meetings to ensure full reporting and discussion on important credit risk management and administration matters.
    In addition to providing check-and-balance between different functions and conducting management level deliberations, the audit department also undertakes to validate credit operations to ensure appropriate credit administration.

(B) Market risk management

(a) Risk management system

MUFG has adopted an integrated system to manage market risks associated with market activities for trading purposes (trading activities) and non-trading market activities (banking activities). MUFG monitors group-wide market risk while each of the major group companies has established a market risk management system on a consolidated and global basis.

At each of the major group companies, checks and balances are maintained through a system in which the back office (operating and administrative section) and the middle office (risk control section) operate independently from the front office (market department). As part of risk control by management, the Executive Committee or another appropriate body establishes the framework for the market risk management system and defines responsibilities relating to market operations. MUFG allocates economic capital corresponding to the levels of market risk within the scope of MUFG's capital base, and establishes quantitative limits on market risk based on the allocated economic capital as well as limits on losses to contain MUFG's exposure to risks and losses within a certain range.

(b) Market risk management

The status of the group-wide exposure to market risk and compliance with quantitative limits on market risk and losses at each major group company is reported daily to the Chief Risk Officer of MUFG, while the status of each major group company's exposure to market risk and compliance with quantitative limits on market risk and losses is reported daily to the group company's risk management officer. MUFG and each major group company conduct comprehensive analyses on risk profiles, including stress testing, and the results are regularly reported to their respective ALM Committees and Corporate Risk Management Committees.

MUFG's major group companies manage risks by hedging against interest rate and exchange rate fluctuation risks associated with marketable assets and liabilities with various hedging transactions using marketable securities and derivatives as appropriate. With respect to trading account transactions and their administration, MUFG documents the processes and periodically verifies through internal audits that the valuation methods and management of such transactions are appropriate

(c) Market risk measurement model

Since the daily variation in market risk is significantly greater than that in other types of risks, MUFG measures and manages market risk primarily using the Value at Risk ("VaR"), Value at Idiosyncratic Risk ("VaI") and other methods.

Market risk for both trading and banking activities (excluding strategic equity securities) is measured using a market risk measurement model. The principal method used for the model is the historical simulation method (Trading activities: holding period — 1 business day; confidence interval — 95%; and observation period — 250 business days) (Banking activities: holding period — 10 business days; confidence interval — 99%; and observation period — 701 business days).

* Market risk can be classified into "general market risk" defined as the risk of suffering loss due to the volatility in the general market trend, and "specific market risk" defined as the risk of suffering loss due to the volatility of specific financial instruments such as debt securities or stocks, independent of the general market trend. The amount of general market risk calculated by a market risk measurement method is called VaR, while the amount of specific market risk is called VaI.

* The historical simulation method calculates the VaR and VaI amount by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices that occurred over a fixed period in the past. The noted features of the historical simulation method include the ability to directly reflect the characteristics of the market fluctuations and the ability to rigorously measure the risk arising from options. However, VaR and VaI may not be able to ascertain risks when market volatility reaches abnormal levels because they measure market risks with a fixed event probability calculated statistically based on past market changes.

(d) Quantitative information in respect of market risk

(i) Amount of market risk associated with trading activities

The amount of consolidated market risk associated with trading activities across the Group was ¥2.8 billion as of March 31, 2023.

(ii) Amount of market risk associated with banking activities

The amount of consolidated market risk associated with banking activities (excluding strategic equity securities) across the Group was ¥974.0 billion as of March 31, 2023. As appropriate identification of interest rate risk is vital to banking activities (excluding strategic equity securities), the risk is managed based on the following assumptions for appropriate measurement of core deposits and prepayments on loans and deposits.

For a certain portion of the deposits without contractual maturities (so-called core deposits), interest rate risk is recognized by allocating maturities of various terms (no longer than 10 years) according to the features of deposits, taking into account the results of a statistical analysis using data on changes in the balance by product, expected deposit interest rates and other business judgments. The amount of core deposits and the method of allocating maturities are reviewed on a regular basis. Meanwhile, deposits and loans with contractual maturities involve risks associated with premature repayment or cancellation. These risks are reflected in interest rate risks by estimating the ratio of cancellations through a statistical analysis based on factors including interest rate fluctuations and actual repayments and cancellations.

(iii) Risk of strategic equity portfolio

With respect to the strategic equity securities (publicly traded) held by MUFG as of March 31, 2023, MUFG estimates that the total market value of such securities would fluctuate by ¥2.2 billion per one-point change in TOPIX.

(e) Backtesting

In order to test the accuracy of the market risk measurement model, MUFG conducts backtesting to compare the VaR with one-day holding period computed by the model with the daily hypothetical profit or loss.

As part of the backtesting, MUFG also seeks to ensure the accuracy of its market risk measurement model by verifying the characteristics of such model from various perspectives, including testing of the appropriateness of the assumptions used in such model.

The results of backtesting conducted on the trading business (on a Basel standard basis) as of the end of March 2023 (250 business days) indicate that the hypothetical loss never exceeded the VaR.

Given that the hypothetical loss exceeded the VaR four times or less over the test period, MUFG believes that the VaR measurement model used by each of its group companies provides sufficiently accurate measurements of market risk.

(f) Stress testing

To measure VaR using a market risk measurement model, MUFG applies the historical simulation method, in which the potential loss for a certain period is calculated by applying market fluctuations over a fixed period in the past to the portfolio MUFG currently holds. For this reason, losses greater than VaR may arise in cases where a market fluctuation observed before the observation period occurs or each risk factor, such as interest rates and exchange rates, shows different moves from historical correlations.

As a means to measure expected losses that cannot be captured by the current risk measurement model, MUFG conducts stress testing using various scenarios.

By conducting stress testing as appropriate using various scenarios in view of future forecasts, each of the group companies makes an effort to apprehend where risks lie and aim to manage its assets more stably and securely.

(C) Management of liquidity risk associated with funding activities

MUFG's major group companies strive to secure appropriate liquidity in both yen and foreign currencies by managing the sources of funding and liquidity gap, liquidity-supplying products such as commitment lines, as well as buffer assets that help maintain liquidity level.

Specifically, the Board of Directors, etc. provide the framework for liquidity risk management, operate businesses at various stages according to the urgency of funding needs, and manage liquidity risk at each such stage. The department responsible for risk management is designed to perform checking functions independent of other departments. The department reports to the ALM Committee, the Risk Management Committee and other appropriate bodies on the results of the performance of its responsibilities such as evaluation of funding urgency and monitoring of compliance with quantitative limits. The department responsible for funding management performs funding and management activities, and regularly reports the current funding status and forecast as well as the current liquidity risk status to the department responsible for risk management and other appropriate bodies such as the ALM Committee.

(4) Supplementary explanation of the fair value of financial instruments

Since certain assumptions are applied in measuring the fair value of financial instruments, such fair value may vary if different assumptions are used.

2. Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet, the fair value of financial instruments, the difference between them as well as a breakdown of financial instruments by input level are as follows.

The following tables do not include investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of ASBJ Implementation Guidance No. 31, "Implementation Guidance on Accounting Standard for Fair Value Measurement" (ASBJ, June 17, 2021) ("Implementation Guidance on Fair Value Measurement"), stocks with no market price, etc. and investments in partnerships and others which are accounted for in accordance with Paragraph 24-16 of the Implementation Guidance on Fair Value Measurement. (See Note (*2) to each of the tables in (1), (Note 3) and (Note 4) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1) Financial assets and liabilities at fair value on the consolidated balance sheets

(in millions of yen)

Category	Amount on consolidated balance sheet			
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	792,625	591,530	1,384,156
Trading assets	3,665,466	5,339,485	112,109	9,117,060
Money held in trust (Trading purpose / Other)	—	1,196,190	8,272	1,204,462
Securities (Available-for-sale securities)	41,033,674	21,355,832	400,105	62,789,613
Domestic equity securities	4,246,104	23,429	2,389	4,271,923
Government bonds	23,292,055	226,776	—	23,518,832
Municipal bonds	—	2,759,940	—	2,759,940
Short-term corporate bonds	—	—	—	—
Corporate bonds	—	3,473,132	—	3,473,132
Foreign equity securities	364,746	4,484	39,147	408,377
Foreign bonds	13,021,062	8,686,933	2,165	21,710,161
Investment trusts (*2)	105,025	6,094,265	2,189	6,201,481
Other securities	4,679	86,870	354,213	445,764
Total assets	44,699,141	28,684,133	1,112,017	74,495,292
Trading liabilities	5,246,139	102,380	—	5,348,520
Borrowed money (FVO) (*3)	—	181,414	—	181,414
Bonds payable (FVO) (*3)	—	195,802	102,130	297,933
Total liabilities	5,246,139	479,596	102,130	5,827,867
Derivatives (*4) (*5) (*6)	(34,824)	(1,052,077)	316,707	(770,193)
Interest rate-related derivatives	4,362	(1,164,150)	198,796	(960,990)
Currency-related derivatives	2,229	91,679	12,696	106,605
Equity-related derivatives	(40,343)	(10,682)	21,110	(29,914)
Bond-related derivatives	(1,073)	30,192	82,566	111,685
Commodity-related derivatives	—	—	90	90
Credit-related derivatives	—	883	1,082	1,965
Other derivatives	—	—	364	364

(*1) Monetary claims bought consists of securitized products, etc. of ¥1,384,156 million accounted for in the same manner as available-for-sale securities.

(*2) The amount of investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is ¥563,208 million of financial assets.

(*3) Some overseas subsidiaries apply the fair value option.

(*4) Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5) Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥(570,813) million.

(*6) Transactions to which hedge accounting is applied include interest rate swap transactions designated as hedging instruments for the purpose of fixing cash flows from hedged loans and other assets. Deferred hedge accounting is applied to these transactions. Of these hedge relationships, all hedge relationships to which "Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR" (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

(2) Financial assets and liabilities which are not stated at fair value on the consolidated balance sheet

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges (assets and liabilities), Call money and bills sold, Payables under repurchase agreements, Payables under securities lending transactions, Commercial papers, Due to trust accounts and Other liabilities are not included in the following tables since they are predominantly short-term (within one year), and their fair values approximate their carrying amounts.

(in millions of yen)

Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total		
Monetary claims bought (*1)	—	—	5,889,213	5,889,213	5,941,029	(51,815)
Money held in trust (other / held to maturity)	—	80,433	—	80,433	82,557	(2,123)
Securities (held to maturity)	13,526,750	5,354,471	—	18,881,222	18,965,357	(84,135)
Government bonds	13,526,750	—	—	13,526,750	13,513,972	12,778
Municipal bonds	—	1,139,490	—	1,139,490	1,144,825	(5,334)
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	393,783	—	393,783	393,214	568
Foreign bonds	—	3,821,197	—	3,821,197	3,913,345	(92,148)
Other securities	—	—	—	—	—	—
Loans and bills discounted (*2) (*3)	—	225,701	108,219,822	108,445,523	108,162,952	282,570
Total assets	13,526,750	5,660,606	114,109,035	133,296,393	133,151,897	144,495
Deposits	—	213,744,141	—	213,744,141	213,609,501	134,639
Negotiable certificates of deposit	—	13,667,733	—	13,667,733	13,632,559	35,173
Borrowed money	—	24,579,207	—	24,579,207	24,674,925	(95,717)
Bonds payable (*3)	—	14,879,435	—	14,879,435	15,410,786	(531,351)
Total liabilities	—	266,870,518	—	266,870,518	267,327,774	(457,255)

(*1) Monetary claims bought include securitized products, etc. of ¥2,554,723 million accounted for in the same manner as securities held to maturity.

(*2) General and specific allowances for credit losses of ¥983,319 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*3) With respect to interest rate swaps to which special hedge accounting treatment is applied to offset fluctuations in the market value of the hedged items, the fair value of such interest rate swaps is included in the fair value of the hedged items. Of these hedge relationships, all hedge relationships to which "Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR" (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

(Note 1) Description of the valuation techniques and inputs used to determine fair value

Monetary claims bought

The fair value of monetary claims bought is determined using prices obtained from third-party vendors (broker-dealers, etc.) or the prices estimated based on internal models.

With respect to some securitized products backed by general corporate loans, the fair value is measured by considering the estimated fair value amounts determined using projected cash flows through an analysis of the underlying loans, probability of default, prepayment rates, etc. and discounting the projected cash flows using discount rates reflecting the liquidity premium based on historical market data and the prices obtained from independent broker-dealers. These products are classified into Level 3.

For other securitized products, the fair value is determined based on the prices obtained from independent third parties after considering the results of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices. These products are classified into Level 2 or Level 3 depending on the inputs used for the prices obtained from independent third parties.

For certain monetary claims bought for which these methods do not apply, the fair value is measured based on either the present value using projected future cash flows through an analysis of prepayment rates, etc., and discounting the project cash flows at the market interest rates as of the valuation date with certain adjustments, or is the carrying amount if their fair value approximates such carrying amount from their qualitative viewpoint. If these monetary claims bought are measured at present value, these monetary claims bought are classified into Level 2 or, if they are short-term and their fair value approximates the carrying amount, then the carrying amount is presented as their fair value, and they are classified into Level 3.

Trading assets and liabilities

Securities such as bonds that are held for trading purposes are classified as Level 1 if prices quoted by stock exchanges are available in an active market, and as Level 2 if the fair value is determined based on either the present value of the expected future cash flows discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments or prices quoted by the financial institutions from which these securities are purchased.

Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the prices quoted by the financial institutions from which these securities are purchased, and these securities are classified into Level 2 depending on the fair value hierarchy of the component assets.

See "Notes to Money Held in Trust" for notes on money held in trust by category based on each purpose of holding the money held in trust.

Securities

The fair value of equity securities is determined based on the prices quoted by stock exchanges and equity securities are primarily classified into Level 1 as the quoted prices are available in active markets. The fair value of bonds is determined based on the market price or the price quoted by the financial institutions from which they are purchased or based on the price reasonably calculated using internal models. Government bonds are primarily classified into Level 1, other bonds are primarily classified into Level 2, and foreign equity securities with maturity as well as preferred securities included in Other securities are primarily classified into Level 3.

For privately placed guaranteed bonds held by MUFG's bank subsidiaries, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect credit risk, the amounts expected to be collected from collateral and guarantees and guarantee fees, and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These bonds are classified into Level 2 depending on credit risk, etc.

The fair value of investment trusts is determined based on the closing market price or other publicly available net asset value. Listed investment trusts and listed real estate investment trusts, which have closing market prices, are primarily classified into Level 1, and other investment trusts are primarily classified into Level 2. Investment trusts which are accounted for at net asset value in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement are not classified into any fair value hierarchy.

See "Notes to Securities" for notes on securities by category based on each purpose of holding the securities.

Loans and bills discounted

With respect to loans, for each category of loans based on their types, credit ratings and maturity periods, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect default risk and the amount expected to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These loans are classified into Level 3. For certain loans with floating interest rates, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination. These loans are classified as Level 3.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flows or the amount expected to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. These receivables are classified into Level 3. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or the allocation method applicable to forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan ("JGAAP") reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

Deposits and Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rates are reflected in such deposits within a short time period. The fair value of most fixed rate time deposits is the present value of expected future cash flows grouped by certain maturity periods discounted at the market interest rates. These are classified into Level 2.

Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate borrowings reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG's consolidated subsidiaries after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flows from these borrowings grouped by certain maturity periods, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG's consolidated subsidiaries. These are classified as Level 2.

Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG's consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flows discounted at the market interest rates. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate corporate bonds reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG's consolidated subsidiaries after the issuance. For fixed rate corporate bonds without market prices, the fair value is the present value of expected future cash flows from these borrowings, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG's consolidated subsidiaries. These are classified as Level 2. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

For structured bonds issued by some overseas subsidiaries, the fair value option is applied, and the fair value of structured bonds is calculated based on models. Structured bonds for which observable inputs are used are classified into Level 2. Structured bonds for which significant unobservable inputs are used are classified into Level 3.

Derivative transactions

Derivative transactions are ones involving interest rates (interest futures, interest options, interest swaps and other transactions), ones involving foreign currencies (currency futures, currency options, currency swaps and other transactions), and ones involving bonds (bond futures, bond future options and other transactions). The fair value of exchange-traded derivative transactions is based on the prices posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model.

The key inputs used in the valuation techniques for over-the-counter derivative transactions include interest rate yield curves, foreign currency exchange rates and volatility. For over-the-counter derivative transactions, adjustments are made for counterparty credit risk adjustments (credit valuation adjustments (CVA)) and adjustments are also made to reflect the impact of uncollateralized funding (funding valuation adjustments (FVA)). The calculation of CVA takes into account the probability of a default event occurring for each counterparty which is primarily derived from an observed or estimated spread on credit default swaps. In addition, the calculation of CVA takes into account the effect of credit risk mitigation such as pledged collateral and the legal right of offset with the counterparty. The calculation of FVA takes into account MUFG's market funding spread reflecting the credit risk of MUFG and the funding exposure of any uncollateralized component of an over-the-counter derivative instrument entered into with the counterparty.

Exchange-traded derivative transactions valued using quoted prices are classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if their fair value is not measured based on significant unobservable inputs. Over-the-counter derivative transactions whose fair value is measured based on significant unobservable inputs are classified into Level 3.

(Note 2) Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3
    (1) Quantitative information on significant unobservable inputs

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average(*1)
Monetary claims bought				
Securitized products	Internal model (*2)	Correlation between underlying assets	3.0%	3.0%
		Liquidity premium	2.0%~2.2%	2.0%
		Prepayment rate	13.1%	13.1%
		Probability of default	0.0%~99.0%	—
		Recovery rate	72.2%	72.2%
Securities				
Foreign equity securities	Discounted cash flow	Liquidity premium	0.8%~1.7%	1.3%
Other	Discounted cash flow	Liquidity premium	1.1%~3.2%	2.9%
Derivatives				
Interest rate-related derivatives	Option model	Correlation between interest rates	30.0%~60.6%	—
		Correlation between interest rate and foreign exchange rate	1.9%~60.0%	—
		Volatility	62.2%~106.6%	—
Currency-related derivatives	Option model	Correlation between interest rates	30.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	13.6%~60.0%	—
		Correlation between foreign exchange rates	50.0%~70.5%	—
		Volatility	10.5%~22.9%	—
Equity-related derivatives	Option model	Volatility	20.4%~37.0%	—
		Correlation between foreign exchange rate and equity	(58.3)%~54.9%	—
		Correlation between equities	(2.3)%~95.0%	—
	Discounted cash flow	Term of litigation (months)	1.0~12.0	—

(*1) The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.

(*2) For further details of Internal model, refer to "Monetary claims bought" in "(Note 1) Description of the valuation techniques and inputs used to measure fair value" under "2. Matters concerning fair value of financial instruments and breakdown by input level" above.

(2) Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (loss)

(in millions of yen)

Category	March 31, 2022	Included in net income (loss) (*1)	Included in other comprehensive income	Purchases, Issues, Sales, Settlements and others	Transfers into Level 3 (*2)	Transfers out of Level 3 (*2)	March 31, 2023	Change in unrealized gains (losses) included in net income (loss) on assets and liabilities still held at March 31, 2023 (*1)
Monetary claims bought	238,878	29,697	(15,750)	338,704	—	—	591,530	29,366
Trading assets	57,124	4,340	—	51,622	0	(977)	112,109	4,256
Monetary held in trust (Trading purpose / Other)	8,957	0	159	(844)	—	—	8,272	0
Securities (Available-for-sale securities)	452,414	30,369	3,812	(89,146)	6,322	(3,665)	400,105	33,895
Domestic equity securities	—	1,901	20	274	192	—	2,389	1,294
Corporate bonds	2,519	2	(158)	(67)	1,255	(3,552)	—	—
Foreign equity securities	32,535	1,740	3,104	(915)	2,683	—	39,147	2,115
Foreign bonds	77,265	(4,470)	9,410	(80,092)	166	(113)	2,165	(6)
Investment trusts	—	264	—	—	1,925	—	2,189	264
Other securities	340,092	30,930	(8,564)	(8,345)	100	—	354,213	30,226
Total assets	757,374	64,407	(11,778)	300,335	6,322	(4,643)	1,112,017	67,519
Bonds payable (FVO)	46,674	(33,158)	3,688	11,306	74,361	(741)	102,130	40,314
Total liabilities	46,674	(33,158)	3,688	11,306	74,361	(741)	102,130	40,314
Derivatives (*3)	186,601	92,326	603	(1,034)	73,687	(35,476)	316,707	138,979
Interest rate-related derivatives	110,133	59,990	100	4,622	35,652	(11,703)	198,796	71,464
Currency-related derivatives	8,471	8,404	120	(4,305)	(32)	37	12,696	8,472
Equity-related derivatives	17,423	23,950	383	(20,912)	4	260	21,110	25,306
Bond-related derivatives	50,300	(792)	—	19,065	38,063	(24,070)	82,566	32,896
Commodity-related derivatives	(45)	151	(1)	(13)	—	—	90	151
Credit-related derivatives	320	513	—	248	—	—	1,082	583
Other derivatives	(3)	107	—	259	—	—	364	104

(*1) Mainly included in Trading income and Other operating income in the consolidated statements of income.

(*2) Transfers into Level 2 from Level 3 and Transfers into Level 2 from Level 3 were results from material inputs for valuation of derivatives that were mainly previously observable becoming unobservable (unobservable becoming observable) and the significance of the impact of unobservable inputs increasing(declining). These transfers were made at the beginning of the fiscal year.

(*3) Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

(3) Description of the fair value valuation process

At MUFG, the middle division establishes policies and procedures for the calculation of fair value and procedures for the use of fair value valuation models, and the front division develops fair value valuation models in accordance with such policies and procedures. The middle division verifies such models, the inputs used and the fair values obtained through calculation to ensure compatibility with the policies and procedures. In addition, based on the results of such verification, the middle division determines appropriate fair value input level classifications. In the event that market prices obtained from third parties are used as fair values, they are verified through appropriate methods such as confirming the valuation techniques and inputs used and comparing them with the fair values of similar financial instruments.

(4) Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default is an estimate of the likelihood that the default event will occur and MUFG will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Recovery rate and prepayment rate

Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Market-required return on capital

Market-required return on capital is the return on capital expected by the secondary market. A significant increase (decrease) in the market-required return on capital would result in a significant decrease (increase) in a fair value of a financial asset.

Liquidity premium

Liquidity premium is an adjustment to discount rates to reflect uncertainty of cash flows and liquidity of the financial instruments.

When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rate would result in a significant decrease (increase) in a fair value.

Volatility

Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. A significant increase (decrease) in volatility would cause a significant increase (decrease) in the value of an option resulting in the significant increase (decrease) in fair value. The level of volatility generally depends on the tenor of the underlying assets and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike price are not observable.

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign government and official institution bonds, asset-backed securities, corporate bonds, derivatives and certain other financial instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity) and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes. For interest rate contracts and foreign exchange contracts, the diversity in the portfolio held by MUFG is reflected in wide ranges of correlation, as the fair values of transactions with a variety of currencies and tenors are determined using several foreign exchange and interest rate curves. For equity derivative contracts, the wide range of correlation between interest rate and equity is primarily due to the large number of correlation pairs with different maturities of contracts.

Term of litigation

Term of litigation is the estimated period until the resolution of a certain litigation matter that relates to an issuer's restricted shares ("Covered Litigation") that MUFG purchased, which is referenced in certain swap transactions. These swaps are valued using a discounted cash flow methodology and are dependent upon the final resolution of the Covered Litigation.

The settlement timing of the Covered Litigation is not observable in the market; therefore, the estimated term is classified as a level 3 input. The restricted shares which MUFG purchased will be convertible to listed shares of the issuer at the end of the Covered Litigation. The restricted shares will be diluted depending upon the settlement amount of the Covered Litigation and the dilution of the restricted shares is accomplished through an adjustment to the conversion rate of the restricted shares. In order to hedge the reduction of the conversion rate, MUFG entered into certain swaps with the seller which references the conversion rate. The value generated by these trades is subject to the ultimate term of the issuer's litigation, subject to a minimum term referenced within the trade contracts.

(Note 3) Quantitative information about investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance for on Fair Value Measurement

Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (loss)

(in millions of yen)

Category	March 31, 2022	Included in net income (loss) (*1)	Included in other comprehensive income	Purchases, Sales, Redemptions	Transfers into Paragraphs 24-3 and 24-9	Transfers out of Paragraphs 24-3 and 24-9	March 31, 2023	Change in unrealized gains (losses) included in net income (loss) on Investment trusts still held at March 31, 2023 (*1)
Investment trusts (Available-for-sale securities)	323,042	15,239	12,702	212,223	—	—	563,208	13,397
Paragraph 24-3 (*2)	293,398	14,751	12,393	213,356	—	—	533,900	13,397
Paragraph 24-9	29,644	488	308	(1,133)	—	—	29,308	—

(*1) Mainly included in "Other operating income" of the consolidated statements of income.

(*2) Investment trusts that were subject to significance cancellation or repurchase restrictions as of March 31, 2023 primarily included ¥ 234,680 million of those which were irrevocable, ¥ 9,023 million of those which were subject to cancellation restrictions for a certain period, ¥ 68,146 million of those which required advance notice or had a specified redemption date and ¥ 222,050 million of those which were subject to caps on redemption amounts.

(Note 4) The following table sets forth the amounts of equity securities with no market price available and investments in partnerships and others on the consolidated balance sheet. These securities and investments are not included in "Trading assets" or "Securities" in the tables presented under the section captioned "Matters concerning fair value of financial instruments and breakdown by input level".

(in millions of yen)

Category	Amount on consolidated balance sheet
Equity securities with no quoted market price available (*1) (*3)	240,353
Investments in partnerships and others (*2) (*3)	386,822

(*1) Equity securities with no market price available include unlisted equity securities, etc. and are not subject to fair value disclosure in accordance with Paragraph 5 of ASBJ Implementation Guidance No. 19 "Implementation Guidance on Disclosures about Fair Value of Financial Instruments" (ASBJ, March 31, 2020.)

(*2) Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships. Their fair values are not subject to fair value disclose in accordance with Paragraph 24-16 of Guidance for Application of Fair Value Measurement.

(*3) An impairment loss of ¥13,277 million was recorded on unlisted equity securities and other investments for the fiscal year ended March 31, 2023.

Notes to Securities

In addition to "Securities" on the consolidated balance sheet, the following tables include trading account securities, securities related to trading transactions and short-term corporate bonds classified as "Trading assets," negotiable certificates of deposit in "Cash and due from banks," securitized products in "Monetary claims bought" and others.

1. Trading securities (as of March 31, 2023)

(in millions of yen)

	Net unrealized gains (losses) recorded on the consolidated statement of income during the current fiscal year
Trading securities	(56,384)

2. Debt securities being held to maturity (as of March 31, 2023)

(in millions of yen)

	Type of securities	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on the consolidated balance sheet	Domestic bonds	10,376,390	10,412,002	35,612
	Government bonds	9,759,930	9,792,060	32,129
	Municipal bonds	371,872	374,345	2,473
	Short-term corporate bonds	-	-	-
	Corporate bonds	244,587	245,596	1,009
	Other securities	1,372,943	1,386,568	13,625
	Foreign bonds	1,359,270	1,372,876	13,606
	Other	13,672	13,691	18
	Subtotal	11,749,333	11,798,571	49,237
Securities whose fair value does not exceed amount on the consolidated balance sheet	Domestic bonds	4,675,622	4,648,022	(27,599)
	Government bonds	3,754,041	3,734,689	(19,351)
	Municipal bonds	772,953	765,145	(7,808)
	Short-term corporate bonds	-	-	-
	Corporate bonds	148,627	148,186	(440)
	Other securities	5,095,124	4,939,561	(155,563)
	Foreign bonds	2,554,074	2,448,320	(105,754)
	Other	2,541,050	2,491,241	(49,809)
	Subtotal	9,770,747	9,587,583	(183,163)
Total		21,520,080	21,386,154	(133,925)

3. Available-for-sale securities (as of March 31, 2023)

(in millions of yen)

	Type of securities	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost	Domestic equity securities	4,163,474	1,418,238	2,745,235
	Domestic bonds	17,607,265	17,585,008	22,256
	Government bonds	15,329,062	15,319,949	9,112
	Municipal bonds	963,233	961,170	2,062
	Short-term corporate bonds	−	−	−
	Corporate bonds	1,314,969	1,303,888	11,081
	Other securities	10,331,365	10,042,218	289,146
	Foreign equity securities	84,666	61,576	23,090
	Foreign bonds	7,246,857	7,185,651	61,205
	Other	2,999,841	2,794,990	204,850
	Subtotal	32,102,105	29,045,466	3,056,638
Securities whose fair value does not exceed the acquisition cost	Domestic equity securities	108,448	132,955	(24,506)
	Domestic bonds	12,144,639	12,286,917	(142,277)
	Government bonds	8,189,769	8,285,247	(95,477)
	Municipal bonds	1,796,707	1,812,579	(15,871)
	Short-term corporate bonds	−	−	−
	Corporate bonds	2,158,162	2,189,090	(30,928)
	Other securities	20,765,881	22,235,570	(1,469,688)
	Foreign equity securities	323,710	412,405	(88,695)
	Foreign bonds	14,463,304	15,640,718	(1,177,413)
	Other	5,978,866	6,182,446	(203,579)
	Subtotal	33,018,970	34,655,443	(1,636,472)
Total		65,121,075	63,700,909	1,420,165

(Note) Net unrealized gains(losses) on available-for-sale securities consisted of the following:

(in millions of yen)

Total difference	1,420,165
Revaluation gains (losses) on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings	127,758
Subtotal excluding the revaluation gains (losses) on securities as a result of the application of the fair value hedge accounting method	1,292,407
Unrealized gains (losses) on available-for-sale securities in investment limited partnerships	5,945
Unrealized gains (losses) as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available	4,847
Net unrealized gains (losses) on available-for-sale securities	1,303,200
Deferred tax assets (liabilities)	(356,894)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	946,306
Non-controlling interests	(7,904)
MUFG's ownership share in equity method investees' unrealized gains (losses) on available-for-sale securities	(129,723)
Total net unrealized gains (losses) on available-for-sale securities	808,678

4. Available-for-sale securities sold during the current fiscal year (from April 01, 2022 to March 31, 2023)

(in millions of yen)

	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	447,590	293,564	6,306
Domestic bonds	44,052,416	64,502	159,779
Government bonds	42,648,819	63,655	140,466
Municipal bonds	1,201,255	777	18,320
Short-term corporate bonds	−	-	−
Corporate bonds	202,341	69	992
Other securities	14,156,179	77,456	839,738
Foreign equity securities	17,726	3,912	391
Foreign bonds	12,722,270	31,615	812,730
Other	1,416,183	41,929	26,616
Total	58,656,187	435,524	1,005,824

5. Securities reclassified due to change of purposes to be held: None

6. Securities with impairment losses

Securities other than those held for trading purposes and investments in affiliates (excluding certain equity securities with no quoted market price available and investments in partnerships and others) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period (referred to as "impairment losses").

For the current fiscal year, impairment losses were ¥2,825 million consisting of ¥2,370 million of impairment losses on equity securities and ¥455 million of impairment losses on bonds and other securities.

Whether there is any "significant decline in the fair value" is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:
The fair value is lower than the acquisition cost.
Issuers requiring close watch:
The fair value has declined 30% or more from the acquisition cost.
Normal issuers:
The fair value has declined 50% or more from the acquisition cost.

"Bankrupt issuers" means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. "Virtually bankrupt issuers" means issuers who are not legally or formally bankrupt but are regarded as substantially in a similar condition. "Likely to become bankrupt issuers" means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. "Issuers requiring close watch" means issuers who are financially weak and are under close monitoring by our subsidiaries. "Normal issuers" means issuers other than those who are categorized in the four categories mentioned above.

Notes to Money Held in Trust

1. Money held in trust for trading purposes (as of March 31, 2023)

(in millions of yen)

	Amount on the consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income during the current fiscal year
Money held in trust for trading purposes	60,892	3,039

2. Money held in trust being held to maturity (as of March 31, 2023)

(in millions of yen)

	(a) Amount on the consolidated balance sheet	(b) Fair value	Difference (b) – (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	42,057	42,203	145	145	-

(Note) "Money held in trust with respect to which (b) exceeds (a)" and "Money held in trust with respect to which (b) does not exceed (a)" show the breakdown of "Difference (b) – (a)".

3. Money held in trust not for trading purposes or being held to maturity (as of March 31, 2023)

(in millions of yen)

	(a) Amount on the consolidated balance sheet	(b) Acquisition cost	Difference (a) – (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	1,184,070	1,194,684	(10,614)	152	10,767

(Note1) "Money held in trust with respect to which (a) exceeds (b)" and "Money held in trust with respect to which (a) does not exceed (b)" show the breakdown of "Difference (a) – (b)".

(Note2) Net unrealized gains (losses) on available-for-sale securities consisted of the following:

(in millions of yen)

Total difference	(10,614)
Deferred tax assets (liabilities)	3,235
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	(7,378)
Non-controlling interests	(343)
Total net unrealized gains (losses) on available-for-sale securities	(7,722)

Notes to Revenue Recognition

Disaggregated information on revenues from contracts with customers

	(in millions of yen)
	For the fiscal year ended March 31, 2023
Fees and commissions	1,883,428
Fees and commissions on remittances and transfers	162,312
Fees and commissions on deposits	62,810
Fees and commissions on loans (*1)	374,474
Fees and commissions on trust-related services	123,273
Fees and commissions on security-related services	136,204
Fees and commissions on credit card business (*1)	304,634
Fees and commissions on administration and management services for investment funds and investment advisory services	240,542
Guarantee fees (*2)	121,513
Other fees and commissions (*1)	357,661
Trust fees	140,637

(Notes)
1. Include revenues that are not within the scope of ASBJ Statement No.29, "Accounting Standard for Revenue Recognition."
2. Guarantee fees are not included within the scope of ASBJ Statement No.29, "Accounting Standard for Revenue Recognition."
3. Fees and commissions on remittances and transfers were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on deposits were generated mainly through the Digital Service Business Group and the Global Commercial Banking Business Group. Fees and commissions on loans were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on trust-related services were generated mainly through the Asset Management & Investor Services Business Group. Fees and commissions on security-related services were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on credit card business were generated mainly through the Digital Service Business Group. Fees and commissions on administration and management services for investment funds and investment advisory services were generated mainly through the Asset Management & Investor Services Business Group. Trust fees were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Asset Management & Investor Services Business Group.
4. For details of the performance obligations and the timing of revenue recognition for each revenue category, refer to "(15) Revenue Recognition" under "5. Accounting policies" under "Notes to Significant Accounting Policies"

Notes to Per Share Information:

Total equity per common share	¥1,433.11
Basic earnings per common share	¥90.72
Diluted earnings per common share	¥90.41

The shares of MUFG common stock remaining in the BIP trust, which were included in the treasury stock as part of shareholders' equity, were deducted from the average number of common shares for the fiscal year ended March 31, 2023 used for the calculation of earnings per common share and from the number of common shares as of March 31, 2023 used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the fiscal year ended March 31, 2023 was 29,528 thousand shares, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2023 was 28,407 thousand shares.

Notes to Business Combinations

(Sale of MUFG Union Bank, N.A. and Transfer of Certain Businesses of MUFG Union Bank, N.A.)
On December 1, 2022, MUAH, a subsidiary of MUFG whose financial statements as of the end of and for the fiscal year ended December 31, 2022 have been consolidated with MUFG's financial statements, completed the sale of all of the shares in MUB held by MUAH to U.S. Bancorp ("USB") (hereinafter referred to as the "Share Transfer").
The MUB businesses that were transferred to USB through the Share Transfer excluded the GCIB (Global Corporate & Investment Banking) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that are retained by MUB), the Global Markets business to the extent related to the GCIB business, which consisted of transactions with clients and investors, and certain assets and liabilities, etc. that were part of shared middle and back office functions, etc. Such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers) were transferred to the Bank and MUAH prior to the Share Transfer for consideration paid in the form of cash.

1. Business divestiture
 (1) Outline of the business divestiture
  (A) Name of the acquiring entity
     U.S. Bancorp
  (B) Description of the divested businesses
     Retail and Commercial Banking businesses of MUB
  (C) Main objectives of the business divestiture
     MUFG has viewed the U.S. regional banking business as an important business for the group's strategy. At the same time, given MUB's current business environment, including the need for increased technology investments as part of digital transformation, a certain scale is required to maintain and strengthen MUB's competitiveness.
     Under these circumstances, MUFG concluded that transferring MUB to USB, a major U.S. bank with a strong business foundation, would be the most appropriate decision that was expected to lead to providing higher quality financial services to customers and communities and unlock MUB's potential franchise value. From the perspective of MUFG's optimization of management resources under the current medium-term business plan, MUFG determined that the sale of MUB and the shift of focus to corporate transactions in the United States would help maximize shareholder value through an increase in capital efficiency.
  (D) Date of the business divestiture
     December 1, 2022
  (E) Legal form of the business divestiture
     Transfer of shares for consideration paid in the form of cash and shares
 (2) Overview of the accounting treatment applied
  (A) Amount of gains or losses on the Share Transfer
     Gains on sales of shares of subsidiaries: ¥699,509 million
  (B) Amounts of assets and liabilities related to the divested businesses
     Assets: ¥13,639,869 million (including loans of ¥7,572,598 million and securities of ¥3,123,184 million)
     Liabilities: ¥12,981,874 million (including deposits of ¥11,801,118 million)
     The above amounts of assets and liabilities related to the divested businesses are provisional since the price adjustments have not been completed.
  (C) Accounting treatment
     The difference between the sale price and the consolidated book value of the transferred shares is recorded in extraordinary gains as gains on sales of shares of subsidiaries.
 (3) Name of the reporting segment in which the divested businesses were mainly included
     Global Commercial Banking Business Group
 (4) Approximate amount of income or loss related to the divested businesses recorded in the consolidated statement of income for the fiscal year ended March 31, 2023
     Ordinary income: ¥422,914 million
     Ordinary loss: ¥849,624 million

(5) Overview of continued involvement related to the business divestiture

MUFG received shares of USB as part of the consideration for the Share Transfer.

In addition, the Bank and USB have entered into a Transitional Service Agreement and a Reverse Transitional Service Agreement with an aim for both the Bank and MUB to be able to smoothly continue to provide high quality financial services even after the Share Transfer. The Bank provides and receives certain services based on such agreements.

In addition, as of the end of the reporting period (ended March 31, 2023), the corporate credit card business for GCIB business customers and certain Japanese customers was expected to be transferred from MUB to the Bank, subject to contractual conditions precedent. Such transfer was completed subsequent to the reporting period.

2. Transaction under common control

(1) Overview and objectives of the business transfer

The GCIB business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that are retained by MUB), the Global Markets business to the extent related to the GCIB business, which consisted of transactions with clients and investors, and certain assets and liabilities, etc. that were part of shared middle and back office functions, etc., were transferred to the Bank and MUAH prior to the Share Transfer by the end of November 2022.

The MUFG group continues to view the U.S. market as a strategically important market after the Share Transfer and, through this transaction, aims to optimize management resources with a strategic focus on corporate transactions where the MUFG group believes it can leverage its strengths.

(2) Overview of the accounting treatment applied

The transaction is treated as a transaction under common control under ASBJ Statement No. 21, "Accounting Standard for Business Combinations" (ASBJ, January 16, 2019), and ASBJ Guidance No. 10, "Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ, January 16, 2019).

(3) Amounts of assets and liabilities transferred to the Bank in connection with the business transfer

Assets: ¥3,310,900 million (including loans of ¥2,741,641 million)

Liabilities: ¥503,791 million (including acceptances and guarantees of ¥337,944 million)

The above amounts are provisional since the price adjustments have not been completed.

(Translation)
Mitsubishi UFJ Financial Group, Inc.

Non-Consolidated Balance Sheet

(In millions of yen)	As of March 31, 2023
Assets:	
Current assets:	
Cash and due from banks	175,303
Prepaid expenses	106
Accounts receivable	98,538
Current portion of long-term loans receivable from subsidiaries and affiliates	898,336
Others	70,212
Allowance for credit losses	(95)
Total current assets	1,242,400
Fixed assets:	
Tangible fixed assets:	
Buildings	49
Equipment and furniture	2,313
Lease assets	1,582
Total tangible fixed assets	3,946
Intangible fixed assets:	
Trademarks	120
Software	20,132
Others	5,791
Total intangible fixed assets	26,044
Investments and other assets:	
Equity securities of subsidiaries and affiliates	9,398,426
Long-term loans receivable from subsidiaries and affiliates	11,943,318
Deferred tax assets	29,338
Others	29
Allowance for credit losses	(1,194)
Total investments and other assets	21,369,918
Total fixed assets	21,399,909
Total assets	22,642,309
Liabilities:	
Current liabilities:	
Short-term borrowings	1,291,659
Current portion of bonds payable	898,371
Lease liabilities	1,343
Accounts payable	14,536
Accrued expenses	61,684
Income taxes payable	16
Deposits received	2,090
Reserve for bonuses	737
Reserve for bonuses to directors	285
Others	13,101
Total current liabilities	2,283,826
Fixed liabilities:	
Bonds payable	11,455,473
Long-term borrowings	488,000
Lease liabilities	376
Reserve for stocks payment	2,024
Others	10
Total fixed liabilities	11,945,885
Total liabilities	14,229,711

(In millions of yen)	As of March 31, 2023
Net assets:	
Shareholders' equity:	
Capital stock	2,141,513
Capital surplus:	
Capital reserve	2,141,524
Other capital surplus	433,835
Total capital surplus	2,575,360
Retained earnings:	
Other retained earnings:	
Other reserve	150,000
Earned surplus brought forward	4,110,716
Total retained earnings	4,260,716
Treasury stock	(479,866)
Total shareholders' equity	8,497,722
Valuation and translation adjustments:	
Net deferred gains (losses) on hedging instruments	(85,124)
Total valuation and translation adjustments	(85,124)
Total net assets	8,412,597
Total liabilities and net assets	22,642,309

Mitsubishi UFJ Financial Group, Inc.

Non-Consolidated Statement of Income

(In millions of yen)	For the fiscal year ended March 31, 2023
Operating income:	
Dividends	606,916
Management fees from subsidiaries and affiliates	35,051
Total operating income	641,968
Operating expenses:	
General and administrative expenses	47,691
Total operating expenses	47,691
Operating profits	594,277
Non-operating income:	
Interest on loans and deposits	273,535
Others	16,944
Total non-operating income	290,480
Non-operating expenses:	
Interest on borrowings	7,638
Interest on bonds payable	270,994
Provision for allowance for credit losses	226
Bond issuance costs	14,160
Others	2,131
Total non-operating expenses	295,151
Ordinary profits	589,605
Extraordinary gains:	
Gains on sale of equity securities of subsidiaries	17,748
Total extraordinary gains	17,748
Extraordinary losses:	
Losses on retirement of fixed assets	843
Losses on valuation of equity securities of subsidiaries	2,156
Total extraordinary losses	3,000
Profits before income taxes	604,354
Income taxes-current	6,221
Income taxes-deferred	(4,091)
Total taxes	2,130
Profits	602,223

For the fiscal year ended March 31, 2023

(In millions of yen)

	Shareholders' equity						
	Capital stock	Capital surplus		Retained earnings		Treasury stock	Total shareholders' equity
		Capital reserve	Other capital surplus	Other retained earnings			
				Other reserve	Earned surplus brought forward		
Balance at the beginning of the fiscal year	2,141,513	2,141,524	851,933	150,000	3,889,020	(450,063)	8,723,928
Changes during the fiscal year							
Cash dividends					(380,528)		(380,528)
Profits					602,223		602,223
Repurchase of treasury stock						(450,018)	(450,018)
Disposal of treasury stock			0			2,117	2,117
Cancellation of treasury stock			(418,097)			418,097	
Total changes during the fiscal year	–	–	(418,097)	–	221,695	(29,803)	(226,205)
Balance at the end of the fiscal year	2,141,513	2,141,524	433,835	150,000	4,110,716	(479,866)	8,497,722

	Valuation and translation adjustments	Total net assets
	deferred gains (losses) on hedging instruments	
Balance at the beginning of the fiscal year	(85,124)	8,638,803
Changes during the fiscal year		
Cash dividends		(380,528)
Profits		602,223
Repurchase of treasury stock		(450,018)
Disposal of treasury stock		2,117
Cancellation of treasury stock		
Total changes during the fiscal year	–	(226,205)
Balance at the end of the fiscal year	(85,124)	8,412,597

Notes to the Non-consolidated Financial Statements

Notes to Significant Accounting Policies

1. Securities

Equity securities of subsidiaries and affiliates are stated at cost computed under the moving-average method.

2. Depreciation and Amortization of Fixed Assets

  (1) Tangible Fixed Assets (Except for Lease Assets)

Depreciation of tangible fixed assets is computed using the declining-balance method. The useful lives are primarily estimated as follows:

Buildings	10 to 15 years
Equipment and furniture	2 to 6 years

  (2) Intangible Fixed Assets

Amortization of intangible fixed assets is computed using the straight-line method. Development costs for internal-use software are amortized using the straight-line method over the estimated useful lives of 5 years.

  (3) Lease Assets

Depreciation of lease assets in "Tangible fixed assets" of the finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value.

3. Reserves and Allowances

  (1) Allowance for credit losses reflects an amount of loans multiplied by expected rate of loss.

  (2) Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the balance sheet date.

  (3) Reserve for bonuses to directors, which is provided for future bonus payments to directors and officers, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the balance sheet date.

  (4) Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the balance sheet date.

4. Revenue Recognition

Revenues arising from contracts with the Company's customers is a management fees from the Company's subsidiaries, and it is identified as a performance obligation to provide guidance and advice to the Company's subsidiaries. Since such performance obligations are fulfilled over time, we recognize earnings when we meet our performance obligations over a period of time.

5. Other Significant Accounting Policies Applied in the Preparation of the Non-Consolidated Financial Statements

  (1) Deferred Assets

Bond issuance costs and stock issuance costs are expensed as incurred.

  (2) Translation of Assets and Liabilities Denominated in Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into yen at exchange rates prevailing at the balance sheet date, except for equity securities of subsidiaries and affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

  (3) Hedge Accounting

The deferred hedge accounting method is applied to hedging transactions for foreign currency risks arising from equity securities of affiliates denominated in foreign currencies. Individual hedging is applied and financial liabilities denominated in foreign currencies are used as hedging instruments.

  (4) Consumption Taxes

National and local consumption taxes are excluded from transaction amounts.

  (5) Adoption of the Group Tax Sharing System

MUFG, as the parent company for the group tax sharing tax payment, adopts the group tax sharing system.

Notes to the Non-consolidated Balance Sheet

1. Amounts of less than one million yen are rounded down.
2. Accumulated depreciation on tangible fixed assets: ¥13,774 million.
3. Guarantees and Items of Similar Nature
   (1) MUFG indemnified The Association of German Banks for the deposit liabilities of the branches in Germany of MUFG Bank(Europe)N.V., a subsidiary of MUFG, in accordance with regulations of The Deposit Protection Fund of Germany. The amount indemnified by MUFG was ¥285,638 million.

4. Monetary Claims and Monetary Debts to Subsidiaries and Affiliates(Excluding those that are classified)

Short-term monetary claims to subsidiaries and affiliates	¥182,475 million
Short-term monetary debts to subsidiaries and affiliates	¥1,310,582 million

Notes to the Non-consolidated Statement of Income

1. Amounts of less than one million yen are rounded down.
2. Transactions with Subsidiaries and Affiliates

Operating transactions	
Operating income	¥641,968 million
Operating expenses	¥7,553 million
Non-operating transactions	¥350,928 million

Notes to the Non-consolidated Statement of Changes in Net Assets

1. Amounts of less than one million yen are rounded down.
2. Type and Number of Treasury Stocks are as follows:

(Thousand shares)

	Number of shares as of April 01, 2022	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2023
Treasury stock				
Common stock	665,619	594,307	597,537	662,390

(Note1) The increase in the number of shares of common stock held in treasury by 594,307 thousand shares was due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for the BIP trust, and the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 597,537 thousand shares was due to the cancellation of shares, the sale or delivery of shares for the BIP trust, and the sales of shares in response to requests made by shareholders holding shares constituting less than one whole unit.

(Note2) The number of shares of common stock as of March 31, 2023 includes 28,407 thousand shares held by the BIP trust. For the fiscal year ended March 31, 2023, the number of shares held by the BIP trust increased by 0 thousand shares and decreased by 3,252 thousand shares.

Notes to Tax Effect Accounting

1. The breakdown of significant temporary differences which resulted in "Deferred tax assets and deferred tax liabilities" as follows:

(in millions of yen)

Deferred tax assets:	
Tax loss carried forward	11,418
Deferred hedge losses	35,029
Equity securities of subsidiaries and affiliates	143,880
Others	3,161
Subtotal	193,490
Valuation allowance	(157,934)
Total deferred tax assets	35,555
Deferred tax liabilities:	
Equity securities of subsidiaries and affiliates	4,223
Deposits received(BIP trust)	333
Accrued dividend receivable	1,547
Others	112
Total deferred tax liabilities	6,217
Net deferred tax assets	29,338

2. Tax effect accounting for corporate tax and local corporate tax
   MUFG adopts ASBJ Practical Issues Task Force Report No. 42, "Practical Solution on the Accounting and Disclosure under the Group Tax Sharing System" (August 12, 2021), which prescribes the accounting treatment of corporate tax and local corporate tax as well as tax-effect accounting under the group tax sharing system.

Notes to Transactions with Related Parties

A summary of significant transactions with related parties was as follows:

(in millions of yen)

Status	Name	MUFG's share of voting rights	Relationship	Transactions	Amount	Amount on balance sheet as of March 31, 2023	
Subsidiary	MUFG Bank, Ltd.	Directly 100.00% Indirectly - % Total 100.00% The subsidiary's share of MUFG's voting rights - %	Significant subsidiary (Banking)	Lending (*1)	2,142,250	Current portion of long-term loans receivable from subsidiaries and affiliates	798,188
						Long-term loans receivable from subsidiaries and affiliates	10,307,594
				Interest income (*1)	243,152	Other current assets (Accrued income)	54,886
				Borrowings (*2)	145,512	Short-term borrowings	1,291,659
				Interest payments (*2)	5,651	Accrued expenses	133
Subsidiary	Mitsubishi UFJ Trust and Banking Corporation	Directly 100.00% Indirectly - % Total 100.00% The subsidiary's share of MUFG's voting rights - %	Significant subsidiary (Banking)	Lending (*1)	241,777	Long-term loans receivable from subsidiaries and affiliates	1,119,694
				Interest income (*1)	20,840	Other current assets (Accrued income)	4,667
Subsidiary	Mitsubishi UFJ Securities Holdings Co., Ltd.	Directly 100.00% Indirectly - % Total 100.00% The subsidiary's share of MUFG's voting rights - %	Other subsidiary	Lending (*1)	51,500	Current portion of long-term loans receivable from subsidiaries and affiliates	100,147
						Long-term loans receivable from subsidiaries and affiliates	516,030
				Interest income (*1)	9,541	Other current assets (Accrued income)	1,923

Status	Name	MUFG's share of voting rights	Relationship	Transactions	Amount	Amount on balance sheet as of March 31, 2023	
Subsidiary	MUFG Bank(Europe) N.V.	Directly - % Indirectly 100.00% Total 100.00% The subsidiary's share of MUFG's voting rights - %	Other subsidiary	Guarantee(*3)	285,638	-	-

Amount of transactions does not include consumption taxes.

Terms and conditions on transactions and transaction policy:

(*1) Interest rate on current portion of long-term loans receivable from subsidiaries and affiliates and long-term loans receivable from subsidiaries and affiliates were determined based on the coupon rate of the corporate bonds issued by MUFG in consideration of the market interest rate. The current portion of long-term loans receivable from subsidiaries and affiliates and long-term loans receivable from subsidiaries and affiliates were non-collateralized with a lump-sum repayment method at maturity.

(*2) Interest rate on short-term borrowings were determined based on the market interest rates or on the interest rates at which the funds were raised from MUFG Bank, Ltd. The borrowings were non-collateralized with a lump-sum repayment method at maturity.

(*3) MUFG indemnified The Association of German Banks for the deposit liabilities of the branches in Germany of MUFG Bank(Europe) N.V., a subsidiary of MUFG, in accordance with regulations of The Deposit Protection Fund of Germany.

Notes to Per Share Information:

Total equity per common share	¥699.57
Basic earnings per common share	¥48.93

(Note) Diluted net income per common share is not stated due to the absence of residual securities.

The shares of MUFG common stock remaining in the BIP trust, which were included in the treasury stock as part of shareholders' equity, were deducted from the average total number of issued shares for the fiscal year ended March 31, 2023 used for the calculation of earnings per common share and from the total number of issued shares as of March 31, 2023 used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the fiscal year ended March 31, 2023 was 29,528 thousand, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2023 was 28,407 thousand.

Other Notes

1. Equity Securities of Subsidiaries and Affiliates

(in millions of yen)

	Amount on balance sheet	Fair value as of March 31, 2023	Net unrealized gains
Subsidiaries	90,074	187,802	97,728
Affiliates	751,667	4,563,430	3,811,763
Total	841,741	4,751,233	3,909,491

(Note) Amount on balance sheet of Equity Securities without market price not included in the table above.

(in millions of yen)

	Amount on balance sheet
Subsidiaries	8,509,645
Affiliates	47,039
Total	8,556,685

2. Subordinated Bonds

Bonds payable included ¥3,155,000 million of subordinated bonds.

(TRANSLATION)

INDEPENDENT AUDITOR'S REPORT

May 10, 2023

To the Board of Directors of
  Mitsubishi UFJ Financial Group, Inc.:

Deloitte Touche Tohmatsu LLC
Tokyo office

Designated Engagement Partner,
Certified Public Accountant:

Hiroharu Nakamura

Designated Engagement Partner,
Certified Public Accountant:

Yukihiro Otani

Designated Engagement Partner,
Certified Public Accountant:

Akihiko Uchida

Designated Engagement Partner,
Certified Public Accountant:

Kentaro Mizushima

Opinion

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements of Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries (the "Group"), namely, the consolidated balance sheet as of March 31, 2023, and the consolidated statement of income and consolidated statement of changes in net assets for the fiscal year from April 1, 2022 to March 31, 2023, and the related notes.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of March 31, 2023, and its consolidated financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

A key audit matter is a matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements of the current period. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

In our audit of the consolidated financial statements of the current period, we identified the following three matters regarding the "Calculation of the Allowance for Credit Losses in Lending Services" as key audit matters.

(1) Determination of the internal credit rating for particular borrowers
(2) Adjustments to loss rates calculated based on historical loss experience for future loss projections and other factors
(3) Determination of the allowance for credit losses in overseas subsidiaries

The "Change in the Application of Accounting for Impairment of Fixed assets," which was identified as a key audit matter in the previous period, is not considered as a key audit matter of the consolidated financial statement in the current fiscal year because the principal consolidated domestic banking subsidiary continues to apply the application method of impairment accounting revised in the previous period and the uncertainty in estimation of the necessity of impairment by unit for the current fiscal year, the degree of subjective judgment by management and their impact on consolidated financial statements are not significant.

Calculation of the Allowance for Credit Losses in Lending Services

The Group has banking subsidiaries, including MUFG Bank, Ltd. (hereinafter referred to as the "Bank"), and they are engaged in lending services as one of its core businesses. There is a risk in the lending business that the Group incurs a loss from not collecting all or part of the loan amount due to credit events, such as a borrower's bankruptcy. The Group maintains an allowance for credit losses to absorb such a probable loss inherent in the loan portfolio. The amount of the allowance for credit losses on the consolidated balance sheet was ¥1,245.7 billion as of March 31, 2023. The Group's accounting policy for the allowance for credit losses was disclosed in "5. Accounting policies (6) Allowance for credit losses" in "Notes to Significant Accounting Policies" and "Notes to Significant Accounting Estimates 1. Allowance for credit losses" in the "Notes to the Consolidated Financial Statements."

The allowance for credit losses is determined in accordance with the internal policies related to the self-assessment of asset quality standards and the write-offs and provisions standards and approved by the Credit Committee under the Executive Committee.

The calculation process in the principal consolidated domestic banking subsidiaries includes various estimates, such as the determination of a borrowers' internal credit rating, which are based on evaluation and classification of the borrowers' debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments to loss rate calculated based on historical loss experience for future loss projections and other factors. The Bank, a principal consolidated domestic banking subsidiary, recorded a loan balance and related allowance for credit losses in the amount of ¥97,127.7 billion and ¥641.1 billion, respectively, on its balance sheet as of March 31, 2023. Such allowance for credit losses included ¥69.5 billion of adjustments to loss rates calculated based on historical loss experience for future loss projections and other factors.

Principal consolidated overseas banking subsidiaries adopted Accounting Standards Codification 326, Measurement of Credit Losses on Financial Instruments (hereinafter referred to as "CECL") and calculated the allowance for credit losses by estimating expected credit losses over the remaining term of the relevant contract. The loan balance and related allowance for credit losses calculated based on CECL were ¥6,773.5 billion and ¥455.6 billion, respectively.

Key Audit Matter Description

(1) Determination of the internal credit rating for particular borrowers

The determination of borrowers' internal credit rating, which are significant factors in the calculation of the allowance for credit losses, is highly dependent on the estimation of borrowers' future performance and business sustainability, particularly in cases in which borrowers are experiencing weaknesses in their business performance. In particular, the prolonged COVID-19 and the Russia-Ukraine situation have had significant impacts on particular borrowers' financial position and financial performance. As such estimation of particular borrowers' future performance and business sustainability is affected by changes in the external and internal business environment of borrowers, there is a high degree of uncertainty and subjective judgments made by management involved in the estimate.

(2) Adjustments to loss rates calculated based on historical loss experience for future loss projections and other factors

The adjustments to loss rates calculated based on historical loss experience for future loss projections and other factors, which were disclosed in "Notes to Significant Accounting Estimates 1. Allowance for credit losses" in the "Notes to the Consolidated Financial Statements," are made when and to the extent such adjustments are necessary by considering increases in credit loss ratios or default ratios in a more recent period, an additional reserve for expected losses, and other consideration factor. The adjustments to loss rates for future loss projections and other factors are based on the assumption that the degree of uncertainty in estimating the collectability of loans is heightening primarily due to the prolonged COVID-19 and the Russia-Ukraine situation. The adjustments to loss rates for future loss projections and other factors involve a higher estimation uncertainty and subjective judgments made by management as they require the assumption regarding future economic conditions for which objective data are not readily available. In addition, there is a risk that subjective judgments are made by management in determining the estimation method to be adopted.

(3) Determination of the allowance for credit losses in overseas subsidiaries

Expected credit losses under CECL in the principal consolidated overseas banking subsidiaries are calculated based on the quantitative model, which reflects future projections using economic forecast scenarios including macroeconomic variables. These variables include, but are not limited to, unemployment rates and GDP that have historically been correlated with historical credit losses. As any one economic forecast scenario is inherently uncertain, expected credit losses using the quantitative model are determined as a weighted average of the expected credit losses calculated for multiple economic forecast scenarios by giving certain weightings to each scenario. Furthermore, the calculation of expected credit losses using the quantitative model may be adjusted by qualitative factors that are not incorporated into the quantitative model (hereinafter referred to as the "qualitative adjustments"). In determining the certain macroeconomic variables related to the multiple economic forecast scenarios, the weightings given to each economic forecast scenario, and the qualitative adjustments, a variety of factors are taken into consideration such as the recent economic conditions and the views of future economic conditions by internal and third-party economists. These factors include the estimation of the heightened volatility and uncertainty in future economic conditions arising mainly from the prolonged COVID-19 and the Russia-Ukraine situation for which objective data are not readily available, and involve a high degree of estimation uncertainty and subjective judgments made by management.

There is a potential risk that the allowance for credit losses will not be appropriately determined if the borrowers' credit risks are not reflected in the significant estimates made by management and assumptions used in such estimates related to the above (1) to (3). Therefore, we identified the appropriateness of these significant estimates and related assumptions as a key audit matter.

(TRANSLATION)

How the Key Audit Matter Was Addressed in the Audit

For the key audit matter, we performed the following audit procedures, among others:

(1) Determination of the internal credit rating for particular borrowers

- We tested the effectiveness of controls, including the review and approval of the borrowers' internal credit rating in accordance with the internal standards.

- We tested the effectiveness of controls over the completeness and accuracy of the key information used in performing the aforementioned controls, including the borrowers' underlying information.

- For particular borrowers whose internal credit rating are highly dependent on the estimation of borrowers' future performance, we tested the appropriateness of the borrowers' underlying information to determine the internal credit rating.

- We identified significant judgments applied by management in the estimation of the borrowers' performance, and with the assistance of our or our network firm's credit specialists (hereinafter referred to as "our credit specialists"), we tested significant judgments applied by management to determine the internal credit rating by comparing them with available relevant external information.

(2) Adjustments to loss rates calculated based on historical loss experience for future loss projections and other factors

- We tested the effectiveness of controls, including the review and approval of the adjustments to loss rates calculated based on historical loss experience for future loss projections and other factors in accordance with the internal standards.

- We tested the effectiveness of controls over the completeness and accuracy of the key information used in performing the aforementioned controls.

- With the assistance of our credit specialists, we evaluated the reasonableness of the use of adjustments considering future loss projections and other factors and tested significant judgments applied by management by comparing management's results to available relevant external information.

(3) Determination of the allowance for credit losses in overseas subsidiaries

- We tested the effectiveness of controls over the determination of the allowance for credit losses under CECL, in accordance with the internal standards, including the following:

  ➢ The review and approval of the quantitative models and methodologies used in the measurement of expected credit losses

  ➢ The review and approval of the certain macroeconomic variables in the multiple economic forecast scenarios, and the review and approval of the weightings given to each scenario

  ➢ The review and approval of certain qualitative adjustments to modeled results

- We tested the effectiveness of controls over the completeness and accuracy of the key information used in performing the aforementioned controls.

- With the assistance of our credit specialists, we evaluated the appropriateness of the quantitative models and methodologies used in the measurement of expected credit losses by assessing the conceptual soundness and model performance by inspecting model documentation as well as reperforming model performance testing to determine whether the models operated as intended.

- With the assistance of our credit specialists, we evaluated the reasonableness of the certain macroeconomic variables in multiple economic forecast scenarios, such as unemployment rate and GDP, and the reasonableness of the weightings given to each scenario by comparing to macroeconomic forecasts from available external sources.

- With the assistance of our credit specialists, we evaluated the reasonableness of the use of qualitative adjustments to modeled results and tested significant judgments applied by management by comparing management's results to available relevant external information.

Other Information

Management is responsible for the other information. The Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the other information. The other information comprises the information included in the Business Report and the accompanying supplemental schedules.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor's judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

- Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate whether the overall presentation and disclosures of the consolidated financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with it all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor's Report

This is an English translation of the independent auditor's report as required by the Companies Act of Japan for the conveniences of the reader.

(TRANSLATION)

INDEPENDENT AUDITOR'S REPORT

May 10, 2023

To the Board of Directors of
Mitsubishi UFJ Financial Group, Inc.:

Deloitte Touche Tohmatsu LLC
Tokyo office

Designated Engagement Partner,
Certified Public Accountant:

Hiroharu Nakamura

Designated Engagement Partner,
Certified Public Accountant:

Yukihiro Otani

Designated Engagement Partner,
Certified Public Accountant:

Akihiko Uchida

Designated Engagement Partner,
Certified Public Accountant:

Kentaro Mizushima

Opinion

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the nonconsolidated financial statements of Mitsubishi UFJ Financial Group, Inc. (the "Company"), namely, the nonconsolidated balance sheet as of March 31, 2023, the nonconsolidated statement of income, and nonconsolidated statement of changes in net assets for the 18th fiscal year from April 1, 2022 to March 31, 2023, and the related notes and the accompanying supplemental schedules.

In our opinion, the accompanying nonconsolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and its financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Nonconsolidated Financial Statements section of our report. We are independent of the Company in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

A key audit matter is a matter that, in our professional judgment, was of most significance in our audit of the nonconsolidated financial statements of the current period. This matter was addressed in the context of our audit of the nonconsolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter. In our audit of the nonconsolidated financial statements of the current period, we identified the matter below as a key audit matter.

Valuation of Subsidiary Shares

The Company, a banking holding company that manages a wide range of financial business, has stated equity securities of subsidiaries on the balance sheet at cost. Of these, the balances of equity securities of subsidiaries with no quoted market price available are ¥8,509.6 billion, accounting for a large percentage of the total assets (approximately 37%). The valuation criteria and balance of equity securities of subsidiaries are described in "1. Securities" in "Notes to Significant Accounting Policies" in "Notes to the Nonconsolidated Financial Statements" and "1. Equity Securities of Subsidiaries and Affiliates" in "Other Notes" in the "Notes to the Nonconsolidated Financial Statements."

Key Audit Matter Description

The impairment of equity securities of subsidiaries with no quoted market price available is determined by comparing the cost with the substantial value. Unless the subsidiary that issued equity securities is classified as "bankrupt borrowers," "virtually bankrupt borrowers," or "likely to become bankrupt borrowers," management will decide to reduce the amount to the substantial value if the substantial value of equity securities of subsidiaries is less than 50% of these costs.

With regard to the impairment of equity securities of subsidiaries, there is no situation where the risk of material misstatement is high in our audit for this fiscal year as a result of comparing the cost of each equity securities of subsidiaries with their substantial value calculated based on the net assets per share of each subsidiary. However, since the amounts of equity securities of subsidiaries with no quoted market price available are material on the balance sheet, we identified the appropriateness of the valuation of the equity securities of subsidiaries as a key audit matter.

How the Key Audit Matter Was Addressed in the Audit

For the key audit matter, we performed the following audit procedures, among others:

• We tested the effectiveness of controls, including the review and approval, over management's calculation of substantial value in accordance with the Company's internal policies.

• We tested the effectiveness of controls over the completeness and accuracy of key underlying data used in performing the aforementioned controls.

• We tested whether the substantial value of the equity securities of subsidiaries was appropriately calculated based on the net assets per share of each subsidiary by examining the financial information of each subsidiary. We evaluated the reasonableness of management's judgments about whether to recognize impairment of equity securities of subsidiaries by comparing the cost with the substantial value of the equity securities of subsidiaries.

• For the financial information of each subsidiary used as a basis of the calculation of net assets per share, we evaluated the reliability of the financial information by examining the audit procedures and audit results of principal subsidiaries performed by their auditors.

Other Information

Management is responsible for the other information. The Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the other information. The other information comprises the information included in the Business Report and the accompanying supplemental schedules.

Our opinion on the nonconsolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the nonconsolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the nonconsolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Nonconsolidated Financial Statements

Management is responsible for the preparation and fair presentation of the nonconsolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of nonconsolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the nonconsolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Nonconsolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the nonconsolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these nonconsolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the nonconsolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor's judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

• Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the nonconsolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate whether the overall presentation and disclosures of the nonconsolidated financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the nonconsolidated financial statements, including the disclosures, and whether the nonconsolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with it all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the nonconsolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor's Report

This is an English translation of the independent auditor's report as required by the Companies Act of Japan for the conveniences of the reader. "The accompanying supplemental schedules" referred to in this report are not included in the attached financial documents.

Audit Report

We, as the Company's Audit Committee, have audited the performance of duties of the Company's Directors and Corporate Executive Officers during the Company's fiscal year from April 1, 2022 to March 31, 2023, and hereby report our audit method and results of the audit as follows:

1. Audit Method Applied by the Audit Committee and Details Thereof

   We established the audit policy and audit plans, and received from the Directors, Corporate Executive Officers and other appropriate persons, as well as the Independent Auditors, reports on the performance of their duties, and, when necessary, requested explanations regarding such reports.

   In accordance with the audit policy, audit plans and other appropriate policies or plans established by the Audit Committee, the Audit Committee endeavored to gather necessary information and create an improved environment for auditing by taking steps to facilitate communication with the Directors, Corporate Executive Officers and the Internal Audit Division as well as with employees from various sections, including the division responsible for internal control systems and the relevant sections supervising the Company's group businesses, and to utilize internal audit by the Internal Audit Division. The members of the Audit Committee also attended important meetings, received from the Directors, Corporate Executive Officers, employees and other related persons reports on the performance of their duties (including reports relating to the Company's subsidiaries), requested explanations regarding such reports when necessary, and inspected the documents related to important decisions in order to examine the status of the Company's business and assets. The Audit Committee also received reports from the Directors, Corporate Executive Officers, employees and other related persons, requested explanations when necessary, and expressed opinions, on the contents of resolutions by the Board of Directors regarding the establishment of systems as provided in (b) and (e) of Paragraph 1, Article 416 of the Company Law, and on the status of the development and implementation of the systems established by such resolutions (internal control systems).

   With respect to the internal control over financial reporting, the Audit Committee received reports from the Directors, Corporate Executive Officers and other related persons on their self-assessment and from Deloitte Touche Tohmatsu LLC on the status of their audit, and requested explanations regarding such reports when necessary.

   The Audit Committee took steps to facilitate communication with the Directors and other related persons, Audit and Supervisory Committees and Corporate Auditors of the Company's subsidiaries and to share information with them. When necessary, the Audit Committee received reports from subsidiaries on their respective businesses.

   Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

   In addition, the Audit Committee oversaw and verified whether the Independent Auditors maintained their independence and conducted their audit in a reasonable manner. The Audit Committee also received from the Independent Auditors reports on the performance of their duties as well as material audit matters, and requested explanations regarding those reports when necessary. The Audit Committee received reports, and when necessary requested explanations and discussed regarding such reports, from the Independent Auditors that they have taken appropriate steps to establish and implement the "system for ensuring appropriate execution of its duties" (as enumerated in Article 131 of the Company Accounting Regulation Ordinance).

   Based on the foregoing method, the Audit Committee reviewed the

non-consolidated financial statements (namely, the balance sheet as of March 31, 2023 of the Company, the related statements of income and changes in net assets, and the notes to the non-consolidated financial statements) and accompanying notes, and the consolidated financial statements (namely, the consolidated balance sheet as of March 31, 2023 of the Company, the related consolidated statements of income and changes in net assets, and the notes to the consolidated financial statements) for the 18th fiscal year from April 1, 2022 to March 31, 2023.

2. Results of Audit
   (1) Results of Audit of the Business Report and others
       A. In our opinion, the Business Report and the supplementary schedules present fairly the conditions of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.
       B. In our opinion, there are no fraudulent acts or material facts in the course of the Directors' and Corporate Executive Officers' performance of their duties that violated the applicable laws and regulations or the Articles of Incorporation of the Company.
       C. In our opinion, the details of the resolutions of the Board of Directors regarding the internal control systems are appropriate. Furthermore, we believe that no material issues have been raised concerning items described in the Business Report as well as the performance of the Directors' and Corporate Executive Officers' duties both regarding the internal control systems, including that over financial reporting.
   (2) Results of Audit of the Non-consolidated Financial Statements and the Accompanying Supplemental Schedules
       In our opinion, the method and the results of the audit conducted by Deloitte Touche Tohmatsu LLC, the Independent Auditors, are appropriate.
   (3) Results of Audit of the Consolidated Financial Statements
       In our opinion, the method and the results of the audit conducted by Deloitte Touche Tohmatsu LLC, the Independent Auditors, are appropriate.

May 15, 2023

Members of the Audit Committee of
Mitsubishi UFJ Financial Group, Inc.

Koichi Tsuji

Keiko Honda

Kaoru Kato

Yasushi Shingai

Ritsuo Ogura

Kenichi Miyanaga

Note: Koichi Tsuji, Keiko Honda, Kaoru Kato and Yasushi Shingai are outside directors as provided in Item 15, Article 2, and Paragraph 3, Article 400, of the Company Law.

-End-